As filed with the Securities and Exchange Commission on June 30, 2004

Registration No. 333-110992

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Post-Effective Amendment No. 1

to

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

EXULT, INC.

(Exact name of registrant as specified in its charter)

Delaware	33-0831076
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

121 Innovation Drive, Suite 200

Irvine, California 92612

(949) 856-8800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Brian W. Copple, Esq.

Vice President, General Counsel and Secretary

Exult, Inc.

121 Innovation Drive, Suite 200

Irvine, California 92612

(949) 856-8800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Thomas D. Magill, Esq.

Gibson, Dunn & Crutcher LLP

4 Park Plaza

Irvine, California 92614

(949) 451-3800

Approximate date of commencement of proposed sale to the public:    From time to time after this Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement from the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, Dated June 30, 2004

PROSPECTUS

$110,000,000

EXULT, INC.

2.50% Convertible Senior Notes due October 1, 2010

and

Shares of Common Stock Issuable Upon Conversion of the Notes

Exult issued and sold $110.0 million aggregate principal amount of its 2.50% Convertible Senior Notes due October 1, 2010 in private placement transactions on September 30, 2003 and October 10, 2003. This prospectus may be used by selling securityholders to resell their notes and the common stock issuable upon conversion of their notes. We will not receive any proceeds from this offering. This prospectus and the documents incorporated by reference herein provide a description of the notes and the Exult common stock issuable upon conversion of the notes that the selling securityholders may offer from time to time.

The notes will mature on October 1, 2010. We will pay interest on the notes on April 1 and October 1 of each year. The first interest payment will be made on April 1, 2004. The notes will rank equally with all of our existing and future senior unsecured debt and will be effectively subordinated to all liabilities of our subsidiaries.

The notes are convertible into shares of our common stock at any time before the close of business on the date of their maturity, unless the notes have previously been redeemed or repurchased, if (1) the price of our common stock issuable upon conversion of a note reaches a specified threshold, (2) the notes are called for redemption, (3) specified corporate transactions occur or (4) the trading price of the notes falls below certain thresholds.

The initial conversion rate is 85.0340 shares per each $1,000 principal amount of notes, subject to adjustment in certain circumstances. This is equivalent to an initial conversion price of approximately $11.76 per share.

On or after October 5, 2008, we have the option to redeem all or a portion of the notes that have not been previously converted or repurchased at a redemption price of 100% of the principal amount of the notes plus accrued interest and liquidated damages owed, if any, to the redemption date. Holders have the option, subject to certain conditions, to require us to repurchase any notes held by the holder on October 1, 2008 or upon a change in control as described in this prospectus, at a price equal to 100% of the principal amount of the notes plus accrued interest and liquidated damages owed, if any, to the date of purchase.

The notes initially were sold to qualified institutional buyers and are eligible for trading in the PORTALSM Market of the National Association of Securities Dealers, Inc. However, notes sold by means of this prospectus are not eligible for trading in the PORTAL market. We do not intend to list the notes for trading on any national securities exchange or automated quotation system. Our common stock is quoted on the Nasdaq National Market under the symbol “EXLT.” On June 29, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $5.37 per share.

Investing in the notes and our common stock involves a high degree of risk. See “ Risk Factors” beginning on page 8 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                 , 2004.

The information in this prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Unless otherwise indicated or the context otherwise requires, the terms “we,” “us” and “our” refer to Exult, Inc., a Delaware corporation, together with its subsidiaries.

We have not authorized anyone to give any information or make any representation about us that is different from or in addition to, that contained in this prospectus or in any of the materials that we have incorporated by reference into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this prospectus speaks only as of the date of this prospectus, unless the information specifically indicates that another date applied. Neither the delivery of this prospectus, nor any sale made hereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date hereof or that the information incorporated by reference herein is correct as of any time subsequent to the date of such information.

PROSPECTUS SUMMARY

The following summary provides an overview of selected information about Exult and the offering and may not contain all of the information that is important to you. This summary is qualified in its entirety by the more detailed information, including the financial data and related notes, included or incorporated by reference in this prospectus. You should carefully consider all such information, including the information under the caption “Risk Factors,” before making an investment decision.

About This Prospectus

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration or continuous offering process. Under this prospectus, as supplemented from time to time by a prospectus supplement, the selling securityholders from time to time may sell the securities described in this prospectus in one or more offerings. This prospectus, as supplemented by any prospectus supplement, provides you with a general description of the securities the selling securityholders may offer. Each time a selling securityholder sells securities, the selling securityholder is required to provide you with this prospectus and, if applicable, a prospectus supplement containing specific information about the selling securityholder and the terms of the offering. That prospectus supplement may include a discussion of any risk factors or other special considerations applicable to the offering. Any prospectus supplement also may add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

The Company

Our mission is to be the leading provider of human resources-led business process outsourcing services to Global 500 and other large, complex corporations. We provide comprehensive Human Resources outsourcing solutions and expertise in high volume business processes, including related finance and accounting and procurement offerings. We offer tailored solutions to a diverse client base by leveraging our customizable and scalable Multi-Process OutsourcingSM operational platform, which includes Multi-Client, Multi-Center, Multi-Channel, Multi-Shift and Multi-Shore capabilities. We use Six Sigma standards to design, measure and deliver our processes to provide a high quality service experience to clients. We design our services to help our clients improve productivity, reduce costs, streamline operations, and provide responsive service to clients’ employees throughout the world.

The broad spectrum of process management services we provide is grouped into four major categories:

•	Source & Account: including procurement and finance and accounting services;

•	Pay & Reward: including payroll processing, and benefits and compensation administration;

•	Acquire & Staff: including recruiting and the management of flexible staffing; and

•	Retain & Grow: including learning, training, relocation and expatriate services.

Our client service centers in North Carolina, Tennessee, Texas, Canada, Scotland, England, Brazil and India house the majority of our client service personnel and systems. Our myHRSM applications are designed to enable our clients and their employees to access and manage HR information via the Internet in a self-service environment.

We rely upon the following strategic elements in the development and management of our business:

•	Target Global 500 and Other Large, Complex Corporations as Clients. Large corporations often have operations spread across multiple business units and locations. We believe the magnitude and complexity of these corporations and their resulting HR needs make them ideal candidates for our comprehensive human resources and finance & accounting services.

•	Establish Long-Term Client Relationships. We pursue contracts generally with terms of 7-10 years. We believe long-term contracts foster mutual commitment and shared goals with our clients, and best enable us to transform client processes to our operating model. The long-term nature of our contracts also gives us greater visibility of future revenue streams and better information to make investment decisions.

•	Provide Broadly Integrated Process Management Services. We have designed a broad HR-led business process outsourcing offering that enables us to offer clients integrated management of many HR and finance & accounting processes, which we believe enhances the efficiency and effectiveness of our clients’ operations. We serve clients on four continents and have the global footprint, infrastructure and expertise to address clients’ business process outsourcing (BPO) needs in an integrated and comprehensive manner.

•	Increase Efficiencies Through Our Multi-Process OutsourcingSM Operational Platform. This platform combines shared service centers, internal process capabilities, and strategic relationships with selected vendors into an integrated service delivery infrastructure that enables us to share resources over a broad client base and deliver efficient, large-scale process management services to multiple clients. Our shared client service centers in North Carolina, Tennessee, Texas, Canada, Scotland, England, Brazil and India are designed to provide multiple services to multiple clients, and utilize automated processes and technology, Six Sigma service quality tools, and our proprietary workflow methodologies to provide efficient client service and achieve economies of scale. We combine our internal process capabilities for certain core functions, including payroll and HR information systems, with our strategic relationships with third-party providers, to make our integrated service offering comprehensive and efficient.

•	Use Our myHRSM Applications to Enhance HR Performance. We use our myHRSM systems and other applications to connect the people, processes, technologies and third-party vendors involved in our clients’ HR organizations and to provide a comprehensive central repository of company and employee data. We help our clients implement database and interconnectivity tools to access, evaluate and use HR information to further their strategic business objectives. Our web-enabled myHRSM applications are designed to enable our clients’ employees to perform both HR and non-HR tasks, access information and productivity tools, and encourage them to become more self-sufficient in handling many day-to-day HR functions, while enhancing communication and efficiency throughout our clients’ organizations.

•	Commit to High Service Quality and Continuous Innovation. First-time quality in all of our service offerings is critical in our competitive market, and we devote substantial effort to meeting clients’ quality expectations and continuing to improve our service delivery capabilities and results. Among other things, we have implemented company-wide Six Sigma quality training and we use Six Sigma techniques widely in our operating environment. We have developed software tools to make our personnel more efficient, such as our new software to enable call center employees to work with multiple data base elements concurrently, as well as various reporting capabilities to enable us to reduce service variability and cycle time and produce useful analytics. We also devote substantial resources to expand and improve the scope of services we offer to clients. Service quality and innovation will continue to be priorities for us as our market expands and we compete for new business and to retain and expand our business with existing clients.

Recent Developments

Merger with Hewitt Associates, Inc.

On June 15, 2005, we entered into an Agreement and Plan of Merger with Hewitt Associates, Inc. and Eagle Merger Corp., a newly formed wholly owned subsidiary of Hewitt Associates. Hewitt Associates is a global human resources outsourcing and consulting firm. If the Hewitt merger is completed, Eagle Merger Corp. will be merged with and into Exult, and Exult will be the surviving corporation and a wholly owned subsidiary of Hewitt Associates.

Completion of the Hewitt merger is subject to a number of conditions, including approval by our stockholders and the stockholders of Hewitt Associates, the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, as amended, and certain other customary conditions. If the Hewitt merger is completed, each share of Exult common stock outstanding immediately prior to the effective time of the Hewitt merger will be converted into 0.2 shares of Hewitt Associates Class A common stock. In addition, in connection with the merger, the trustee will enter into a supplemental indenture, which among other things will provide that the notes will be convertible into shares of Hewitt Associates Class A common stock. The merger is expected to be consummated around September 30, 2004. We can give no assurance that this transaction will be completed within the time period we expect, if at all. A copy of the Agreement and Plan of Merger is attached as Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on June 18, 2004.

If the Hewitt merger is completed, the holders of notes will have the right to surrender the notes for conversion during the period beginning 15 days prior to the anticipated effective date of the Hewitt merger through the 15 days after the actual effective date of the merger. As contemplated by the merger agreement, the Hewitt merger will not give rise to the right, at the note holders option, to require us to repurchase the notes.

Bank of America Developments

In April 2004, one of our major clients, Bank of America, notified us that, in connection with its merger with FleetBoston, it has chosen the FleetBoston provider for payroll and benefits services (and related HR information technology and call center functions), and asked us to expand the recruiting, temporary staffing, accounts payable, travel & expense, fixed assets and associated IT support services we currently provide to Bank of America to include the FleetBoston elements of the merged organization. Bank of America has asked us to continue to provide payroll services to the pre-merger portions of the organization until April 2005 and benefits services until January 2006. The ultimate net annual reduction in annual billings to Bank of America resulting from these changes is expected to be approximately $60-75 million. Because Bank of America is entitled to terminate our contract for convenience in whole but not in part, they notified us of termination of the entire contract and invited us to negotiate the terms upon which we would continue to provide, and extend to the FleetBoston elements of the combined organization, the services they have asked us to retain. That negotiation culminated in June 2004 with the signing of an amendment to our services agreement with Bank of America. See “Recent Developments” in our Form 10-Q for the quarterly period ended March 31, 2004 for additional information regarding the Bank of America developments.

Corporate Information

Our principal executive offices are located at 121 Innovation Drive, Suite 200, Irvine, California 92612, and our telephone number is (949) 856-8800. Our website is located at www.exult.com. The information on our website is not part of this prospectus.

The Notes

Issuer	Exult, Inc.

Securities offered	$110,000,000 principal amount of 2.50% Convertible Senior Notes due October 1, 2010, and shares of common stock issuable upon conversion of the notes.

Interest	The notes bear interest at an annual rate of 2.50% on the aggregate outstanding principal amount, payable semi-anually in arrears on April 1 and October 1 of each year, commencing April 1, 2004.

Conversion	Unless we have previously redeemed or repurchased the notes, you will have the right, at your option, to convert your notes, in whole or in part, into shares of our common stock prior to maturity at an initial conversion rate of 85.0340 shares of common stock per $1,000 principal amount of notes (which is equivalent to a conversion price of approximately $11.76 per share), subject to adjustments described herein, as follows:

•        if, on or prior to March 31, 2008, the closing sale price of our common stock for at least 20 trading days in the period of the 30 consecutive trading days ending on the last trading day of any fiscal quarter is more than 110% of the then current conversion price of the notes, then you will have such conversion right in the following fiscal quarter;

•        if, on any date after March 31, 2008, the closing sale price of our common stock is more than 110% of the then current conversion price of the notes, then you will have such conversion right at all times thereafter;

•        if we elect to call the notes for redemption on or after October 5, 2008, you will have the right to convert the notes (or the portion of the notes called for redemption, if less than all) until the close of business on the business day prior to the redemption date;

•        if we distribute to all or substantially all holders of our common stock rights, options or warrants entitling them to purchase common stock at less than the closing sale price of our common stock on the day preceding the declaration of such distribution, then once we have given notice you will have such conversion right until a specified date unless you may participate in the distribution without converting; or

•        if we become a party to a consolidation, merger or sale of all or substantially all of our assets that constitutes a change in control as defined in “Description of Notes—Repurchase at Option of Holders Upon a Change in Control”, or such an event occurs that would have been a change in control but for certain exceptions to the definition of change in control as specified in “Description of Notes—Conversion Rights”, then you will have such conversion right beginning 15 days prior to the anticipated effective date of the transaction until 15 days following its effective date.

You may also convert your notes for the five business day period after any five consecutive trading-day period in which the average trading prices for the notes for such five trading-day period is less than 95% of the average conversion value (as defined in this prospectus) for the notes during that period; provided, however, if, at the time of the conversion, the closing sale price of shares of our common stock is greater than the then current conversion price of the notes and less than or equal to 110% of the then current conversion price of the notes, you surrender your notes for conversion and the notes are not otherwise convertible, you will receive at our option through October 4, 2008, cash or common stock with a value equal to the principal amount of your notes on such conversion date. If we elect to pay you in common stock, our common stock will be valued at 100% of the average closing sale price for the five trading days ending on the third trading day preceding the conversion date. If you convert notes pursuant to this paragraph and the conversion date occurs on or after October 5, 2008, then you will receive cash equal to the principal amount of the notes on such conversion date and we will not have the option to pay you in common stock.

The conversion rate is subject to adjustment upon certain events. See “Description of Notes—Conversion of Notes”.

Ranking	The notes:

• are our senior unsecured obligations, and

• rank equally with all of our existing and future senior unsecured indebtedness.

The notes are effectively subordinated to any of our secured indebtedness, to the extent of the value of the assets securing such indebtedness, and to any liabilities of our subsidiaries to the extent of the assets of those subsidiaries. As of March 31, 2004, the aggregate amount of liabilities of our subsidiaries, excluding intercompany liabilities, was approximately $14.3 million. The indenture under which the notes were issued does not restrict the incurrence of debt by us or any of our subsidiaries.

Global notes; book-entry system

We have issued the notes in fully registered form in minimum denominations of $1,000. The notes are evidenced by global notes deposited with the trustee for the notes, as custodian for DTC. Beneficial interests in the global notes are shown on, and transfers of those beneficial interests can only be made through records maintained by DTC and its participants. See “Description of Notes—Form, Denomination, Transfer, Exchange and Book-Entry Procedures”.

Optional redemption by Exult

On or after October 5, 2008, we have the option to redeem all or a portion of the notes at 100% of the principal amount of the notes plus accrued interest and liquidated damages owed, if any, to the redemption date. See “Description of Notes—Optional Redemption”.

Purchase of the notes at the option of the holder
You may require us to repurchase all or a portion of the notes in cash on October 1, 2008 at 100% of the principal amount of the notes to be repurchased plus accrued and unpaid interest and liquidated damages owed, if any, to the date of repurchase. See “Description of the Notes—Purchase of Notes at the Option of the Holder”.

Repurchase at the option of the holders upon a change in control

Upon a change in control (as defined in this prospectus), you will have the right, subject to conditions and restrictions, to require us to repurchase some or all of your notes at a price equal to 100% of the principal amount plus accrued and unpaid interest and liquidated damages owed, if any, to the repurchase date. The repurchase price is payable in cash or, at our option, subject to certain circumstances, in shares of our common stock, valued at 95% of the average closing sales prices of the common stock for the five trading days immediately preceding and including the third trading day prior to the repurchase date. See “Description of Notes—Repurchase at Option of Holders upon a Change in Control”.

Use of proceeds	We will not receive any of the proceeds from the sale by any selling securityholder of the notes or the common stock into which the notes may be converted. See “Use of Proceeds”.

Events of default	The following are events of default under the indenture for the notes:

• we fail to pay interest or liquidated damages, if any, when due, continued for 30 days;

• we fail to pay principal when due;

•        we or any of our subsidiaries fail to pay when due, either at its stated maturity or upon acceleration, any indebtedness under any bonds, debentures, notes or other evidences of indebtedness for money borrowed, or any guarantee thereof, by us or by any of our subsidiaries, in an aggregate principal amount in excess of $20.0 million and such indebtedness is not discharged, or such acceleration is not rescinded or annulled, within a period of 30 days after written notice to us by the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes;

• we fail to deliver notice of a change in control;

• we fail to deliver shares of common stock within 10 days after such common stock is required to be delivered upon conversion of a note as provided in the indenture;

•        we breach or fail to perform any other covenant or agreement in the indenture applicable to the notes, which breach or failure continues for 60 days after written notice to us by the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding; and

• specific events relating to our or any of our subsidiaries’ bankruptcy, insolvency or reorganization.

Trustee	J.P. Morgan Trust Company, National Association (as successor to Bank One Trust Company, N.A.)

Trading of notes; listing of common stock
The notes issued in the private placement are eligible for trading on the PORTALSM Market of the National Association of Securities Dealers, Inc. However, notes sold pursuant to this prospectus will no longer be eligible for trading on the Portal Market. We do not intend to list the notes on any national exchange, and we cannot assure you that any active or liquid market will develop for the notes. Our common stock is quoted on the Nasdaq National Market under the symbol “EXLT”.

Governing law	The indenture and the notes are governed by the laws of the State of New York.

Risk Factors

In analyzing an investment in the notes and common stock offered by this prospectus, investors should carefully consider, along with other information contained or incorporated in this prospectus, the information set forth under “Risk Factors”.

Ratio of Earnings to Fixed Charges

The following table sets forth our ratio of earnings to fixed charges on a consolidated basis for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 and for the three months ended March 31, 2004.

	Year Ended December 31, 1999		Year Ended December 31, 2000		Year Ended December 31, 2001		Year Ended December 31, 2002		Year Ended December 31, 2003	Three Months Ended March 31, 2004
Ratio of Earnings to Fixed Charges(1)	—	(1)	—	(1)	—	(1)	—	(1)	5.8x	—	(1)

(1)	For purposes of calculating the ratio of earnings to fixed charges, “earnings” consists of (a) income (loss) before taxes plus (b) fixed charges; and “fixed charges” consist of interest expense plus that portion of rent expense that approximates the interest factor included in rent expense. For the years ended December 31, 1999, 2000, 2001 and 2002 and for the three months ended March 31, 2004, our earnings were inadequate to cover fixed charges; the coverage deficiency for the years ended December 31, 1999, 2000, 2001 and 2002 and for the three months ended March 31, 2004 was $15,212,000, $94,820,000, $74,651,000, $10,599,000 and $19,439,000, respectively.

RISK FACTORS

An investment in the notes and the common stock issuable upon conversion of the notes involves a high degree of risk. Before purchasing the notes and the common stock you should carefully consider the risk factors set forth below, as well as the other information included in this prospectus and the information incorporated herein by reference.

Risks Related to Our Business

We have a relatively brief operating history and our future operating results are uncertain.

We entered into our first process management contract in December 1999. Our success depends on our ability to provide a high quality, cost-effective service offering, operate it profitably, produce satisfactory results for our clients and attract new clients. We have met our primary objectives to date and we believe our clients value our services, but we have not been in operation long enough to judge whether we can continue to accomplish all of these objectives, particularly in an increasingly complex and competitive marketplace. Accordingly, our future operating results are uncertain.

We currently depend on a small number of clients for most of our revenue and profit. If any of these clients were to substantially reduce or stop using our services, or if we were to experience significant, repeated performance failures in providing services to these clients, our reputation, future revenues and the carrying value of certain of our assets may be seriously impaired.

We expect our contracts with Bank of America Corporation, BMO Financial Group, BP p.l.c., International Paper Company, and Prudential Financial to provide most of our revenue through 2004 and possibly in future periods. For fiscal 2002 and 2003, these clients collectively accounted for approximately 95% and 92%, respectively, of our revenue. We believe our ability to secure future clients and revenues will be largely dependent upon our ability to perform and achieve the contracted service levels and cost savings for our current clients.

Each of our process management contracts can be terminated by the client for convenience after a specified portion of the term has elapsed, upon required notice and, in many cases, payment of specified early termination penalties. The point at which a contract may be terminated for convenience varies from client to client, generally ranging from one to five years from contract signing. That point has passed for some clients, including Bank of America (which has recently exercised this right as described above under “Recent Developments”), BP p.l.c., Unisys Corporation and Pactiv. The early termination penalties provided for under these contracts are designed to help defray the expenses we incur in implementing the contract, including diligence, transition, set-up and installation costs, and may provide some compensation to us, but they are not adequate substitutes for the overall adverse impact to us, including revenue or profit that could be lost as a result of contract termination by the client and any write-off of assets including unbilled receivables and intangible assets associated with that contract at the time of termination. Conversely, in some cases, early termination could result in the recovery of deferred revenue, if any, associated with the contract, and that would not be indicative of future results.

Our outsourcing clients typically entrust us with important functions over a long period of time. Accordingly, they demand contractual provisions to protect their interests. Among other things, our client contracts specify service level requirements that we must meet, and generally permit the client to impose monetary penalties or terminate the contract for repeated failures to meet requirements on identified critical services. We have generally met or exceeded these service levels, but occasionally we have experienced service level issues due to the complex nature of the work and high standards set. Most times we identified these issues through our review and reporting procedures and took pro-active action to address the issue. In limited other cases, clients have claimed that we missed a critical service level, and we agreed or disagreed, depending upon the circumstances. In our experience to date, in these situations, clients have been primarily interested in addressing certain service needs and have not ultimately sought significant remedies. However, in the future we may miss contractual service levels, and instances of severe or repeated breach, as defined by each contract, could permit a client to assess significant monetary penalties against us, or, depending on the terms of the contract, terminate the contract in whole or part without further payment to us.

As our business matures, the original terms of our major contracts will begin to expire. For example, our agreement with BP p.l.c. now has a termination date of December 2006. We anticipate seeking to renew contracts as they expire, but clients are not obligated to renew and various factors, including changes in the client organization or in the market for HR outsourcing services, could cause clients to take services back in-house or contract with other vendors. Further, we might choose not to bid on renewal, or not to bid aggressively, due to limited profit opportunity with the client, changes in our business model, or other factors.

From time to time, our clients may acquire other companies, or be acquired themselves. These acquisitions may present opportunities for clients to re-evaluate the extent to which they will continue outsourcing their HR and other business processes to us, and it is possible that an existing client may decide to increase or decrease the amount of business it outsources to us or terminate the outsourcing relationship in its entirety for convenience as a result of such a transaction. For example, acquisition activity by BP p.l.c resulted in increased business for us, and divestitures by Prudential Financial reduced our volumes on that contract. As described above under “Recent Developments,” our client Bank of America has informed us that, in connection with their acquisition of FleetBoston Financial Corporation, it will reduce the services it receives from us beginning in April 2005.

If any of our major clients were to substantially reduce or stop using our services, or if we experience significant, repeated performance failures, our reputation and future revenues would be seriously impaired. Furthermore, any termination or significant reduction in scope of a client contract could lead to a significant earnings charge if we determine that the recoverability of assets associated with that contract, such as intangibles related to contract acquisition and transition, is impaired, or as a result of write-off of unbilled receivables associated with that contract. The changes in our contract with Bank of America had these effects. We expect to face similar risks with other significant clients until our business is more firmly established and our client base is more diversified. In addition, if our contracts are prematurely terminated or are not renewed upon expiration, we may incur significant costs associated with existing assets used on such contracts that are no longer required. For instance, we may have significant unreimbursed lease costs on facilities that are made redundant by the loss of a major client, as well as significant unreimbursed severance costs associated with personnel made redundant by such loss.

Our client contracts and vendor relationships may not yield the results we expect.

Our revenue expectations may decrease. We maintain estimates of our aggregate anticipated revenue for our entire contract base, and from time to time we disclose some of these estimates. These estimates change as our contracts evolve, and a number of factors can cause our revenue expectations to decrease. While our client contracts generally include commitments by clients regarding service scope and pricing, there are also provisions pursuant to which billings can increase or decrease in response to changes in the client’s organization. Further, other factors give clients leverage to renegotiate price and other terms with us, such as the right to terminate for convenience, our desire to obtain additional business from the client, looming expiration of the contract, negotiation over potential penalties associated with service level issues, and our general desire to be responsive to clients’ business needs. In this context, various circumstances can lead to reduction in revenues from any particular client, including: client financial difficulties or business contractions or restructurings that lead to reductions in workforce or discretionary spending on services such as staffing and training; amendments agreed to by us which reduce the scope or revenue for services; early termination of client contracts in whole or part, whether resulting from developments in the client’s business or the client’s exercise of discretion; insourcing or retention by the client of processes previously contracted to us (subject to our approval when required under the terms of the contract); non-assignment to us of third-party vendor contracts that we initially envisioned taking over from the client; and other circumstances within the client’s organization that are beyond our control. In addition, our receipt of revenue under any particular contract may be delayed if transition of the client’s processes to our infrastructure takes longer than anticipated. While our contracts with our clients may contemplate further expansion, this may not occur, and if it does occur, significant additional expenditures by us may be required to fund such expansion. In addition, our process management contracts generally permit our clients to impose financial penalties against us for specified material performance failures.

We might not be able to achieve the cost savings required to sustain or increase profits under our contracts. Our business model inherently places significant ongoing pressure on our operating margins. We provide our direct outsourcing services over long terms for fixed fees that are generally equal to or less than our clients’ historical costs to provide for themselves the services we contract to deliver. Additionally, our contracts generally guarantee cost savings to our client, irrespective of our cost of providing these services, and clients’ demand for cost reductions may increase over the term of the agreement. As a result, we bear the risk of increases in the cost of delivering HR process management services to our clients, and our margins associated with particular contracts will depend on our ability to control our costs of performance under those contracts and meet our service commitments cost-effectively. Over time, vendor costs and our own internal operating expenses will tend to increase as we invest in additional infrastructure and implement new technologies to maintain our competitive position and meet our client service commitments. Further, taking over services previously delivered by vendors involves further increases to our internal operating expense. We must respond by continuously improving our service efficiency and unit costs and vendor management and continuing to grow our business so that our costs are spread over an increasing revenue base. If we stop improving, our ability to sustain or increase profitability will be jeopardized.

Achieving the efficiency we need to sustain or increase our profitability depends upon our ability to continue to develop our process operations and our operational platform into a standardized management system that can be operated from our client service centers and extended to multiple clients with limited client-specific adaptation and modification. The actual cost reductions we are able to achieve will vary by client for a variety of reasons, including the scope of services we agree to provide and the existing state of our clients’ departments and processes. If we miscalculate the resources or time we need to perform under any of our contracts, or if our transformation efforts are not as successful as we anticipate, the costs of providing our services could exceed the fees we receive from our clients, and we would lose money.

We use our operational platform to distribute our work across our international network of service centers and among vendors, including overseas vendors, as efficiently as possible based upon the tasks being performed, staff training and expertise, costs, regulatory issues, language, and other factors. This practice is critical to our business plans and we expect to continue and increase it. Some clients and potential clients may resist this approach to work distribution because of concerns about service quality, data security, legal and cultural issues, and other reasons. Regulatory and political factors may also cause difficulties as “offshoring” is blamed for job losses in the U.S. and Europe. Disruption of our work distribution methods, including limitations on our ability to use overseas vendors or to move work among our multi-shore locations, as well as unique operating costs to manage and coordinate work across international centers and to satisfy regulatory requirements for global operations, would increase our costs and adversely affect our margins. Overseas vendors may be difficult to manage and require significant investments in monitoring and systems integration. If we have disputes with overseas vendors it may be difficult for us to enforce our rights, and replacing overseas vendors may involve delay and expense.

Our use of vendors presents liability risks, revenue volatility and margin pressures. A significant portion of our revenue is attributable to services we provide to our clients through the use of third-party vendors that provide specialized services, such as temporary staffing, training, learning content, benefits administration and relocation services. We select some of these vendors and assume others from relationships established by our clients before contracting with us. These vendors may act as subcontractors or vendors to us or provide services directly to our clients under our control; in either case, we have certain contractual responsibilities for the delivery and acceptability of these services, and errors or omissions, service failures, breach of contract or insolvency by our vendors could cause us to have liability to our clients. This liability could exceed the limits of liability the vendors have to us. If our clients are not satisfied with the services provided by these third-party vendors, they may be entitled to recover penalties or to terminate their agreements with us, which could seriously harm our business.

A significant portion of the revenue derived through the use of third parties is quite variable in nature. The revenue attributable to temporary staffing is particularly variable as clients order such services on an as-needed basis. These fluctuations can cause material changes in our revenue growth rates, although the impact of these changes on margins is far less significant for lower margin third party processes such as temporary staffing.

Further, targeted operating margins are more difficult to achieve in the portion of our revenue attributable to third-party vendors. Our third-party vendor business is composed of several different types of processes across numerous vendors. In many cases, our initial cost of paying these vendors is equal to our revenue attributable to their services. In order to generate targeted operating margins and realize a profit from revenue received in connection with these third-party vendor contracts, we must reduce these vendor costs by rationalizing and consolidating the vendors, improving efficiencies, obtaining more favorable pricing, or performing the services ourselves at a lower cost. This may involve delay as existing contracts run their course and we attempt to renegotiate with or replace these vendors. At the conclusion of these third-party contracts, we must negotiate new third-party contracts, or provide these services ourselves, at the same or more favorable rates in order to generate our target operating margins. In addition, our clients often request changes to services that we provide through the use of other vendors. In some of these instances, accommodating a client requires re-negotiation of vendor contracts, which can be time consuming and may not be possible. Inability to modify vendor terms to suit a client could have an adverse affect on our relationship with that client.

We may also need our clients’ consent to substitute new vendors or ourselves for previous vendors, either because of contractual provisions or operational concerns. We are still developing our third-party vendor management capabilities, and our efforts may lead to varying results depending upon the process, vendor, and client involved and other factors. To date, our operating margins on the portion of our revenue attributable to services provided through third-party vendors have been limited. Accordingly, until we are able to develop substantial portions of our third-party vendor business to the point that it generates meaningful operating margins, our overall margins and ability to generate profits will rely upon strong performance in the “direct” process management and project services that make up the balance of our revenue.

Our service delivery infrastructure is evolving and requires ongoing development.

We are still developing our Multi-Process OutsourcingSM infrastructure, and our ability to continue to deliver and expand our broad process management solution depends upon our continued ability to assemble and manage our own systems and capabilities and third-party vendors into an integrated and efficient delivery platform. Our clients use disparate information systems and operating methods, and transitioning their processes to our operating platforms requires significant technology and process integration. We often must adapt or develop new systems and processes to accommodate various clients’ needs. Clients’ employees may access and utilize our myHRSM solution and systems through interfaces that require significant development and integration of many independent programs and complex functions, as well as ongoing revision, adaptation and maintenance. If we fail to develop clients’ service delivery infrastructure in accordance with the specifications and delivery milestones agreed upon, our ability to deliver our services and achieve our business objectives in general could be seriously impaired.

In addition to client-specific infrastructure requirements, we face general development imperatives. As our market becomes more competitive, it becomes increasingly important to us to continue to innovate. We must reduce our costs of delivery year over year to enable us to meet competitive pricing pressures. We must maintain our service quality competitive advantage by continuing to reduce process cycle times and work output variability in our operating facilities. We must better integrate the different parts of our service offering, in particular, processes such as benefits that are provided by third party vendors, in order to improve the efficiency of our offering and the quality of the experience our clients’ personnel have in using our services. We must deliver new and better information and analytics to help clients obtain maximum benefit from our services. We must develop our ability to provide services in different parts of the world through an infrastructure that takes advantage of common resources and methodologies, but accounts for linguistic, cultural, geographic, and regulatory differences. We must broaden the scope of services we offer clients. And we must maintain a configurable service offering that has the flexibility to accommodate clients’ divergent demands and priorities. Failure to meet these challenges will weaken our competitive position and adversely affect our results of operations.

Our proportional cost method of accounting relies upon assumptions, estimates and policies that may change over time; such changes may have significant adverse effects on our reported results of operations.

Use of proportional cost accounting for our long-term outsourcing contracts requires us to make assumptions and estimates and implement relevant policies. Assumptions affect various matters, including when reasonably dependable estimates of revenue and cost under any particular contract can be made. Estimates of life-of-contract revenue and cost form the basis of reported operating results. Policies dictate crucial matters such as how and when estimates are made and revised and how costs are allocated. These assumptions, estimates and policies involve the exercise of judgment and discretion, which may evolve over time in light of operational experience, regulatory direction, developments in accounting principles, and other factors. Further, initially foreseen effects could change over time as a result of changes in assumptions, estimates and policies. Application of, and changes in, assumptions, estimates and policies may result in adverse changes in periodic financial results.

From the time we begin providing services under a long-term outsourcing contract until the contract reaches operational stability, we limit the amount of revenue recognized under our proportional cost methodology to amounts that have been or can be currently billed under the terms of the contract. Once the contract reaches operational stability, we discontinue this limitation and adjust the cumulative revenue recognized to date for that contract to fully reflect our then-current estimates of profitability for the contract over its term. Thereafter, we recognize revenue and profit as work progresses based upon the proportion of costs incurred to total expected costs for the life of the contract. This results in unbilled receivables to the extent that revenue recognized exceeds billings. Later in the contract term, the amount of unbilled receivables associated with that contract will diminish as billings exceed revenue recognized. However, if a contract were to terminate early, or change so that our revised estimates of revenue, cost and contract duration will no longer support the recovery of unbilled receivables over the original contract term, we would be required to write off any unbilled receivables associated with that contract, to the extent that they exceed any termination payments we are entitled to recover, resulting in a commensurate charge to earnings on a current basis when the change occurs. We may also be required to write off client-specific capitalized costs under these circumstances, or amortize them over a shorter period of time, which would also reduce our earnings. Termination payments may not be sufficient to defray the entire unbilled receivable and any other client-specific capitalized costs, and the net write-off may be significant and could have a material adverse effect on our results of operations. Furthermore, cessation of payments by a client under a contract for which we have client-specific capitalized costs, including outstanding unbilled receivables, because of insolvency, legal claims or other factors, would have similar consequences. As of December 31, 2003, we had unbilled receivables of approximately $30 million, slightly more than half of which was associated with our contract with Bank of America. In the first quarter of 2004, the changes in our contractual relationship with Bank of America caused a reduction in revenue of approximately $23.9 million on that contract. After this reduction, we had unbilled receivables of approximately $25.2 million as of March 31, 2004. We expect unbilled receivables to increase as our business grows. Further, if our ability to estimate cost reductions in future periods with greater certainty improves and as a result we extend beyond one year the period over which future anticipated reductions in our costs to perform under long-term contracts are factored into our estimates of contract costs, unbilled receivables would increase.

Proportional cost accounting requires us to maintain estimates of life-of-contract revenue and cost for each of our multi-year outsourcing contracts. All estimates are inherently uncertain and subject to change to correct inaccurate assumptions and reflect changes in circumstances. In an effort to maintain appropriate estimates, we review each of our long-term outsourcing contracts on a regular basis. If we determine that our cost estimates for a contract are too low, or our revenue estimates are too high, we will change our estimates on a current basis when the determination is made, resulting in the recognition at that time of the cumulative portion of the revision that applies to prior periods. The amount by which prior period revenue and gross profit was higher than it would have been if the updated estimates had been applied during prior periods would result in a reduction of revenue and gross profit when that the estimates are changed, and the lower estimated margin would reduce our future gross profit outlook. The magnitude of these effects would increase proportionately with the size of the contract, the extent of the change in estimates, and the duration of the prior period to which the updated estimates must be applied. Some of these effects could be significant. Further, because we have a relatively small number of long-term outsourcing contracts and high client concentration, changes in estimates for a single client contract could have a material adverse effect on our results of operations. The consequences of our changes in our contractual relationship with Bank of America, as described above in “Recent Developments,” are an example of these effects.

New reporting standards may require us to adopt different accounting, which may adversely affect our revenues and results of operations.

Accounting rulemaking bodies and the staff of the SEC have promulgated new rules and interpretations related to accounting for long-term service contracts, including the recently released Emerging Issues Task Force (EITF) Issue 00-21, “Revenue Arrangements with Multiple Deliverables.” We believe, based upon our analysis and consultation with our advisors, that our accounting for our existing long-term contracts is not inconsistent with these new rules and interpretations. We adopted EITF Issue 00-21 prospectively for transactions entered into after June 30, 2003. We anticipate that, in the near-term, services and deliverables to be provided under new business process management contracts will generally be similar in nature to services and deliverables provided in connection with our existing contracts. Our market and service offering is relatively new, and certain of our services have not been sold on a stand-alone basis, either by us or our competitors. Therefore, we believe that there is not, and in the near-term will not be, sufficient evidence of fair value for certain elements of our contracts. We anticipate accounting for future multiple-element contracts that share these characteristics as a single unit and in the same manner as we account for our existing multiple-element contracts as long as there continues to be a lack of fair value for certain elements of our contracts and some portion of these elements remain undelivered until the completion of a contract.

However, we are seeking to drive the HR BPO market toward a unit-based pricing methodology because we see benefits to us and to our clients of using this approach. To our clients, this would provide greater simplicity, and to us it would provide several potential benefits including a reduction in the level of due diligence involving assessment of current client costs, and a potential strategic advantage over the majority of our current competitors. We have proposals underway to current and potential clients that would involve unit-based pricing. Contracts that utilize unit-based pricing may be accounted for differently than our current contracts, depending upon the exact nature of the agreement. Changing an existing contract to unit-based pricing could require us to change our accounting methodology for that contract, and ceasing proportional cost accounting on an existing contract could result in the write-down of part or all of any unbilled receivable or recovery of any deferred revenue related to that contract at that time. This could reduce profit in the period of any write-down, but would not necessarily affect cash flow.

Future developments in applicable accounting rules and their interpretation may require us to adopt different accounting for long-term contracts. There can be no assurances that in the future accounting rulemaking bodies and the staff of the SEC will not determine that EITF Issue 00-21 or other standards may require us to adopt different accounting, which may have a material adverse effect on our revenues and results of operations.

Also, the Financial Accounting Standards Board has recently issued a proposed Statement that would require us to expense stock options that we issue after the effective date of the Statement as well as pre-existing options that vest after the effective date. While this Statement, if adopted in its present form, would not affect our cash flow or financial position negatively, it could have a significant negative impact on our reported earnings, depending on the number of stock options granted and the amount of the non-cash charge we are required to record.

Capacity constraints and the length of our new client sales and integration cycles may limit our revenue growth.

We expect most of our future revenue growth to come from new client engagements. However, because the size of our client engagements tends to be relatively large and new client transition can be complex, our ability to take on multiple new client engagements concurrently is limited. This may limit our revenue growth until we have developed to the point that our services can be extended more rapidly across a greater number of clients.

Our client contracts involve significant commitments and cannot be made without a lengthy, mutual, due diligence process during which we identify the potential client’s service needs and costs, and our ability to meet those needs and provide specified cost savings. We must devote significant management time and other resources to each due diligence process over a period of six months or more, and we can conduct at most only a few of these due diligence undertakings at one time. This lengthy due diligence process limits our revenue growth, and we have invested significant time and expense in some potential client relationships that have not resulted in contracts. It is possible that future client due diligence processes could result in a decision by us or the potential client not to enter into a contract after we have made significant investments of time and resources.

After a new client contract is signed, we generally convert the client’s HR processes to our systems and infrastructure. This transition period can take from three months to over one year and may involve unanticipated difficulties and delays. Transition usually takes longer for “greenfield” clients that have not centralized their HR operations than for “brownfield” clients that have consolidated HR operations that we can take over in place. We cannot realize the full efficiencies of providing services to the client through our infrastructure until this transition is complete. Therefore, any increase in our revenues that could be expected from new agreements will generally be delayed for several months after the contract is signed, and it could take a significant amount of time for new agreements to contribute significantly to profits or cash flow. We attempt to negotiate long-term contracts in order to give us time to complete the transition and earn a profit, but if implementation of our service model is delayed, or if the client terminates our engagement early for convenience or because we do not meet our service commitments, we might experience no return, and possibly a loss, on our substantial investment of time and resources in that client.

Our new business objectives and announced frontlog estimates for prospective clients may not be realized.

Our sales pipeline consists of potential expansions of contracts with existing clients, as well as potential contracts with new clients. From time to time, we publicly discuss our estimated frontlog in order to provide investors with information that is relevant to an understanding of our business. Frontlog represents our estimate of revenue potential from qualified client prospects with which we are in discussion regarding an outsourcing contract, as characterized by a confidentiality agreement, a letter of intent, a very small group of serious bidders, or other factors. Qualified prospective clients are those who meet our criteria for scope, number of employees and access to decision makers. Our frontlog estimates are based upon our assumptions regarding potential scope and pricing, and assume an average 10 year contract term. Frontlog estimates are not representations; the sales cycle for our services is long and complex, the frontlog is fluid, some potential clients included in frontlog may decide not to outsource, and some potential contracts included in frontlog are still in the competitive bidding process, so the frontlog does not represent any assurance of future revenue and it is impossible to predict in advance which prospects may become clients or how quickly contracts may be signed or implemented.

There is no assurance that we will achieve target profits or generate positive cash flows.

The fourth quarter of 2002 was our first profitable quarter, and 2003 was our first profitable fiscal year. The creation of our business has consumed significant amounts of cash and we expect to invest additional significant amounts of cash in our future development. We incurred net losses of $94.8 million, $74.7 million and $10.6 million for the years ended December 31, 2000, 2001 and 2002, respectively, as well as a net loss of $19.6 million for the three months ended March 31, 2004. We may incur net losses in future periods. While we do not enter into contracts for which we expect to incur a loss, and although we estimate and model each of our client contracts to be individually profitable, we cannot be certain that we can sustain or increase profitability on a quarterly or annual basis in the future. Further, our ability to sustain positive cash flow depends upon a number of factors, including fuller utilization of our infrastructure and achievement of additional scale in our business. Cash flow can vary significantly from quarter to quarter for various reasons, including investments we make in connection with new client transitions and strategic initiatives and timing differences between our receipt of payments from our clients and payments to our vendors.

From time to time we make projections about our future operating results, including the amount of potential profitability and cash flows. These projections are estimates intended to provide information that is relevant to an understanding of our business, but are not a representation or guaranty regarding future performance. The timing and magnitude of any profitability and positive cash flows we may achieve depends upon a number of factors including those set forth in this “Risk Factors” section and elsewhere in our filings with the SEC.

In the past, we have implemented various cost reduction measures to meet our profitability goals. These measures included overhead facilities consolidations, limited headcount reductions, and various reductions in manager discretionary compensation and discretionary employee benefit programs. Many of these measures are not sustainable in the long run. Accordingly, our future profitability depends upon increased revenue as well as efficient operations.

The markets we serve are evolving and increasingly competitive and our competitors may have competitive advantages including much greater resources.

In the last three years, we have seen rapid and significant change in the market for our services. Market acceptance of the HR-led BPO service offering has developed and demand has increased. Our progress to date and the experiences of other service providers have provided evidence of the market’s viability. As a result, the number of serious competitors has increased and the nature of competition has changed.

Growth in demand for integrated HR-led process management services exceeds our capacity to absorb new business, and such demand has also become more segmented, with some potential clients demanding service customization, scope, and pricing attributes that are not consistent with our delivery model. Competitors are taking advantage of demand that lies beyond our current capabilities to build their own businesses. Some of these factors may have contributed to Bank of America’s decision to transfer some of the services we provide to another vendor.

To win new business, our first challenge has been to convince potential clients to choose outsourcing over internal solutions. For clients that decide to outsource, we have for some time viewed our current and potential competitors as including technology outsourcers, single-service providers, and consulting firms that are expanding their offerings to include broad HR offerings. Recently, large technology and process outsourcers and a few companies that built strong businesses and reputations providing payroll or benefits-related services have committed themselves to our market, made substantial infrastructure investments, and signed major contracts to provide HR BPO services to Global 500 corporations. As a result, we believe that there are now between five and 10 competitors that any company contemplating HR-led business process outsourcing might view as potentially viable providers. We expect that market experience to date and the predicted growth of the HR outsourcing market will continue to attract and motivate more competitors. In addition, we believe there will be future consolidation in our market, which could affect competition in ways that may be adverse to us. Among other things, current or aspiring competitors could seek to purchase Exult, and it is not clear at what price any such transaction might be proposed or concluded.

Several of our existing or potential competitors, including those referenced above that have recently signed contracts in our market, have substantially greater financial, technical and marketing resources, larger customer bases, greater name recognition and more established relationships with their customers and key product and service suppliers than we do. This may enable them to:

•	develop and expand their delivery infrastructure and service offerings more quickly, and achieve greater scale and cost efficiencies;

•	adapt better to new or emerging technologies and changing client needs;

•	take advantage of acquisitions and other opportunities more readily;

•	establish operations in overseas markets more rapidly;

•	devote greater resources to the marketing and sale of their services; and

•	adopt more aggressive pricing policies and provide clients with additional benefits at lower overall costs.

We have seen some of these capabilities manifested in the nature of the competition we have encountered. For example, some competitors appear willing to pay significant sums for client assets that may not be leverageable without significant additional investment. Some competitors appear willing to offer pricing that appears to us to yield low margins, apparently to gain market share or in anticipation of dramatic future improvements in their costs of delivery. The increased role of sourcing advisors, which assist prospective clients in evaluating and negotiating BPO transactions, has seemed to us to contribute to pricing pressures. While overly aggressive pricing may not ultimately be conducive to the health of a long-term, complex outsourcing relationship, some clients emphasize short-term cost over other considerations. Larger competitors with more resources and diversified sources of revenue and profits can absorb the cost of competing on this basis more readily than we can. Bank of America has also chosen to transfer some of the services we currently perform to a competitor.

Because of these factors, we must target our potential clients carefully, continue to improve our efficiency and the scope and quality of our services, and compete effectively on the basis of our strengths, including our expertise, service quality, innovation, and flexibility. We may also need to expand to new markets and lines of service, and to work more closely and creatively with vendors or even competitors in order to achieve the size and synergies required to compete effectively for some clients. If our competitive advantages are not compelling or sustainable, and if we are not able to compete effectively with larger competitors, then we are unlikely to maintain our leadership position or to increase or sustain profits.

We are subject to risks associated with our international operations.

Multinational capabilities are important to our ability to compete for the business of Global 500 clients and to deliver high-quality services while reducing client expenses and maintaining a level of delivery cost that enables us to meet our profit expectations. We have recently acquired international contracts and related infrastructure, including client service centers in England and Brazil and operating presences in Hong Kong and Singapore. We have also commenced operation of client service centers in Canada and India. We now operate client service centers on four continents. We expect to continue to expand our international operations in the future as we take on additional large, multinational clients. Overseas expansion requires capital investment and presents significant risks and operational challenges. Foreign legal and regulatory requirements, affecting business operations in general as well as human resources processes in particular, may be complex and require significant investment in compliance capabilities. Development and maintenance of the expertise required to deal effectively with different countries’ workplace practices could be expensive and time consuming. Tariffs and other trade barriers, high taxes, political instability, and international currency exchange rates and related issues may increase the cost and risks associated with our operations. We must design and operate web sites and other service delivery components that are accessible by employees of overseas clients, and differing technology standards and Internet regulations may affect access to and operation of our web sites and our clients’ web sites. We will need to rely upon third parties to supplement our overseas service delivery capabilities and to address potentially complex regulatory, systems integration, service delivery, and relationship issues. Because of these and other factors, our overseas operations will require significant financial and management resources and may be more prone to service delivery errors and delays, which could damage our reputation and jeopardize contracts.

The market for our services has developed differently and more slowly in Europe than in the U.S., and to date we, along with most of our primary competitors, have not been successful in selling new European-based work beyond our contract with BP p.l.c. and the clients we obtained through our acquisition from PwC. We continue to work on a number of new business opportunities outside the U.S. that we believe are promising, but we may also need to adapt our client targeting, service scope, and sales and delivery model to European conditions in order to reach our growth goals in the European market. We have recently added a senior, experienced manager in BPO sales and client management, and we anticipate further investments. These resources and this investment may not be successful.

Maintaining and growing our operations in India is critical to our ability to provide our services at quality levels and costs that will enable us to reach our financial objectives. We also plan to supplement our operational capabilities through development in Eastern Europe and perhaps other low-cost locations. We are pleased with our progress in development of our India center, which houses approximately 350 employees and is already an integral part of our operations. However, we have encountered some issues along the way, including slower-than-expected knowledge transfer, which has necessitated more double-staffing than we anticipated, and some client acceptance issues as a result of cultural differences and perceived privacy and security concerns. Though we believe we have strong data privacy and security in place, we must continue to manage these issues successfully to reach our goal of having approximately 600 people in the India center by the end of 2004, and if we are not able to reach this goal our costs will exceed our current projections. This could cause an increase in our estimate of costs of performance under various contracts and could have an adverse impact on our financial results.

The public perception of job losses in the U.S. and other industrialized western countries, cultural barriers, concerns about data security, privacy, and enforcement of legal rights, and other factors have contributed to the politicization of “offshoring.” This may result in the development of attitudes or regulations that make it more difficult to move work freely among our service centers in the way we believe results in the best achievable mix of quality and cost, which could increase our costs and impair our financial performance.

Acts of war, terrorism or political unrest could disrupt our facilities or operations or those of our vendors and impair our service delivery capabilities, resulting in additional expense, damage to our reputation and potential material adverse effects on our business, results of operations and financial condition.

We may need additional capital, which might not be available or might dilute existing stockholders.

For the years ended December 31, 2001 and 2002, we used cash of $35.0 million and $5.5 million, respectively, in operating activities. For the years ended December 31, 2001, 2002 and 2003, we used cash of $21.0 million, $38.1 million and $47.4 million, respectively, to fund expenditures for direct contract costs and acquire property, plant and equipment as well as certain contract-related intangible assets. In addition, while cash flow from operating activities for the year ended December 31, 2003 provided cash of $24.0 million, cash used in investing activities to fund expenditures for direct contract costs, acquiring property, plant, equipment and contract related intangible assets, and the purchase of an outsourcing business totaled $64.0 million. Ongoing development and expansion of our infrastructure and service capacity, acquiring new client contracts and transitioning their services requires significant capital investment. We may decide to raise additional funds through public or private debt or equity financings in order to maintain adequate cash balances to satisfy the expectations of prospective clients; finance acquisitions, new client contracts with capital investment requirements, and other strategic opportunities; and address operating issues. If we are required to raise additional funds through the issuance of equity securities, the percentage ownership of our existing stockholders would be reduced. Further, such equity securities may be sold at prices below those paid by existing stockholders, and have rights, preferences or privileges senior to those of our common stock. We cannot be certain that we will be able to raise additional funds on favorable terms, or at all, and if we need additional funds but cannot obtain them, our ability to fund our operations or strategic initiatives may be impaired.

To succeed we must hire, assimilate and retain key personnel, allocate work appropriately, open new client service centers, assimilate our clients’ personnel and systems and expand our own systems and controls.

To sustain and increase profitability, we must extend our service model across many client organizations and gain additional critical mass in the size and breadth of our operations. Our ability to achieve growth depends upon the following essential elements:

•	The market for skilled employees is competitive, and we must be able to hire, train and retain key personnel including managers, HR specialists, web and Internet technologists and programmers, business development and process management specialists and technical and customer support personnel. To keep pace with our growth, we have decided to add additional management in key areas, and we have several searches underway.

•	We have recently added four client service centers: one in India, which we have created to provide supporting services across our system; one in Canada, which we have begun operating in connection with our contract with BMO Financial Group; and one each in England and Brazil, which we acquired as part of our purchase of PwC’s BPO operations. We anticipate opening an additional center in Eastern Europe. Our plan is to use these new centers, together with our centers in the U.S. and Scotland, as an integrated multi-shore network within which we will allocate work as efficiently as possible based upon the tasks being performed, staff training and expertise, costs, regulatory issues, language, and other factors. Optimal work allocation is an important part of the Multi-Process OutsourcingSM, operational platform and can be difficult to achieve due to significant training, organizational integration, and systems requirements; cultural, political and regulatory barriers to “offshoring;” and other factors. If we are unable to optimize work allocation, our profitability and ability to structure competitive new BPO contracts will suffer.

•	Our client service centers are designed to handle our existing client demands and have capacity to accommodate anticipated near-term growth in our service volumes. We will need to expand our existing centers or open new client service centers to handle the long-term growth we seek. We must devote substantial financial and management resources to launch and operate new centers successfully, and we may not select appropriate locations for these centers, open them in time to meet our client service commitments or manage them profitably.

•	As we assume responsibility for the existing HR departments of our clients, we must be able to assimilate certain HR personnel from these clients and integrate disparate systems, procedures, controls and infrastructures.

If we do not manage growth effectively, our ability to perform under our contracts may be jeopardized and our reputation may be harmed.

Recruitment and retention of key employees may be difficult and expensive.

We believe that our success is dependent upon the leadership and operational skills of our senior management team and other key employees. In general, the employment of our key personnel may be terminated by either us or the employee at any time, for any reason without cause or advance notice subject to severance benefit obligations under some circumstances. Due to the competitive nature of our industry and other factors, we may not be able to retain all of our senior managers and key personnel. If any of these individuals were unable or unwilling to continue working for us, we could have difficulty finding a replacement and our business could be harmed.

We have relied heavily upon stock options to supplement compensation for many of our employees, particularly at higher levels. Our stock price has been volatile, and a number of our existing stock options have exercise prices above our current stock price. If stock options become less effective as a recruitment or retention device due to public market conditions, trends in our stock price or other factors, we may need to rely more heavily upon cash compensation. This could significantly increase our costs of doing business. Further, because we have relied heavily upon stock options, treating options as an expense, in response to legal or regulatory requirements or evolving business practices, would significantly increase our reported costs.

We operate in a complex regulatory environment, and failure to comply with applicable laws and regulations could adversely affect our business.

Corporate human resources operations are subject to a number of laws and regulations, including those applicable to payroll practices, benefits administration, employment practices and data privacy. Because our clients have employees in states across the United States and in various countries around the world, we must perform our services in compliance with the legal and regulatory requirements of multiple jurisdictions. Some of these laws and regulations may be difficult to ascertain or interpret, may change, and may be inconsistent with our business practices. The addition of new services may subject us to additional laws and regulations from time to time. Violation of laws and regulations could subject us to fines and penalties, damage our reputation, constitute breach of our client contracts and impair our ability to do business in various jurisdictions or according to our established processes.

The European Commission’s Directive on Data Privacy limits transfer of personal data outside the European Union. In order to receive personal data about our clients’ European employees and fulfill our service commitments, we have elected to comply with the Safe Harbor Principles established by the United States Department of Commerce, in collaboration with the European Commission, to provide “adequate protection” for personal data about European Union residents. Because we process HR data, we are required by the Safe Harbor Principles to submit to the jurisdiction of the European Union Data Protection Authorities (“DPAs”). Specifically, we must cooperate with the DPAs in the investigation and resolution of complaints brought under the Safe Harbor Principles by European citizens and comply with any corrective advice and remedial or compensatory measures they dictate. In addition, operation under the Safe Harbor Principles subjects us to the jurisdiction of the Federal Trade Commission. If we fail to process personal data in accordance with these principles, we could be subject to legal penalties under the Federal Trade Commission Act and foreign privacy laws. We could also lose our ability to move personal data from the European Union to the United States, which would significantly impair our ability to fulfill our contractual commitments to our clients. We expect to have to comply with similar laws of other foreign jurisdictions in which we do business in the future.

Our business is also increasingly affected by privacy legislation in the United States. Although the United States does not have comprehensive privacy legislation like the European Union and many other countries, a variety of new federal and state laws are beginning to present compliance challenges. For example, new privacy regulations have been promulgated under the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) which will impact our business operations. Under the new HIPAA regulations, covered entities may only use an individual’s protected health information for purposes related to health care and all disclosures of health information must be limited to the minimum necessary for the purpose of the disclosure. In addition, covered entities must have proper security measures and policies to guard data integrity, confidentiality and availability. As a service provider to our clients for the processing of protected health care information, we are required to enter into written agreements with affected clients to ensure our compliance with HIPAA. Similarly, we are obligated to pass through similar compliance obligations to our vendors and subcontractors that assist us with the handling of health information for the benefit of our clients. Recently enacted legislation in California limits our use of social security numbers and requires us to inform individuals about potential breach of security related to their protected information. We expect that more privacy legislation will be implemented; however, we cannot predict the scope and burdens of compliance related thereto.

The Sarbanes-Oxley Act of 2002 imposes new requirements upon public companies related to implementation of, and disclosure about, internal controls. This is leading outsourcing clients to require service providers that outsource processes that affect client financial statements to conduct reviews and impose controls that support the client’s own internal control requirements. Clients’ internal audit departments are also scrutinizing outsourcers more carefully and making more demands for information and process modifications. This scrutiny increases our risk and imposes additional costs upon us, including to retain independent auditors to perform SAS 70 reviews of various parts of our operations.

The US Congress and various state legislatures have introduced a variety of bills dealing with off-shoring and outsourcing, potentially affecting matters such as: (i) restrictions on government contracting that would result in job or work transfers offshore; (ii) retraining programs for displaced workers; (iii) call center regulation that would require notification to US callers of the country location of the service representative and re-routing of calls to a US-based operator; and (iv) additional data privacy regulation. It is uncertain whether any of these or future proposed bills, in the US and elsewhere, will become law, and while certain measures would have little or no effect on our operations or customers, it is possible that some proposed laws would limit where and how we could perform services or increase the costs of our service delivery model.

Our quarterly financial results may vary and cause our stock price to fluctuate.

Our quarterly financial results have varied significantly in the past and are likely to vary significantly in the future. It is possible that in some future quarter or quarters our financial results will be below the revenue, profit or cash flow expectations of public market analysts or investors. If so, the market price of our common stock may decline significantly. Factors that may cause our results to fluctuate include but are not limited to:

•	the growth of the market for our services and our ability to obtain new client contracts;

•	our ability to continue to execute successfully on client contracts;

•	the length of the sales and integration cycle for our new clients;

•	cancellations or reductions in the scope of our contracts;

•	delays in transitioning various client processes to our infrastructure;

•	changes we may make in our estimates of revenues and costs pursuant to our proportional cost method of accounting for our outsourcing contracts;

•	changes in the terms of contracts that would require a change in the accounting methodology used to recognize revenue;

•	our ability to develop and implement additional service offerings and technologies;

•	our ability to successfully market and sell to our clients complementary third-party products and offerings that we have purchased in advance of client orders;

•	the introduction of comprehensive HR services by new and emerging competitors;

•	changes in our pricing policies or those of our competitors;

•	our ability to manage costs, including personnel costs, support services costs and third-party vendor costs;

•	the timing and cost of strategic initiatives and openings or expansions of client service centers;

•	the possibility that we may incur legal or contract liabilities that are not covered by insurance and cannot be recovered from third parties;

•	our ability to sustain overall profitability;

•	changes in industry conditions affecting our clients, their spending on HR services and the selection of services to outsource, including without limitation reduction in demand for more variable or discretionary services we provide, such as temporary staffing, learning, and hiring; and

•	changes in the global economy or the economies of countries in which we have significant operations.

We have in the past purchased assets and hired personnel from our clients and third parties. We expect to continue such transactions from time to time in the future. Acquisitions may result in amortization expense and other charges. In addition, rationalizing headcount and facilities consolidation following acquisitions or transition of client processes to our systems may result in severance and closing expenses. As our business evolves, we may from time to time incur costs for severance and infrastructure consolidation, as well as costs relating to the implementation of new organization structures, technologies, processes and other changes in our business. These costs will reduce our reported earnings. Our service delivery infrastructure is represented by significant tangible and intangible assets reflected on our balance sheet. Our existing assets and infrastructure can accommodate some growth in our business, and we expect our capacity to increase in the future, both as a result of acquisitions of new assets and efficiency improvements in our ESDMSM. We try to maintain sufficient assets and capacity to support reasonably anticipated business growth without carrying excessive assets or idle capacity. To the extent that we might in the future determine that our assets or the capacity of our service delivery infrastructure exceed our reasonably anticipated needs, it may be necessary to take a charge to operations for excess assets or capacity, which would reduce our reported earnings. Further, steps we take to reduce our cost structure, related asset write-downs, severance costs and related charges could also reduce our reported earnings.

We are dependent upon technology services and if we experience damage, service interruptions or failures at our client service centers or in our computer and telecommunications systems, our client relationships and ability to attract new clients may be adversely affected.

Our business could be interrupted by damage to or disruption of our client service centers, computer and telecommunications equipment and software systems from fire, power loss, hardware or software malfunctions, penetration by computer hackers, computer viruses, natural disasters, vendor performance failures or insolvency, and other causes. We may lose data. Our clients’ businesses may be harmed by any system or equipment failure we experience. As a result of any of the foregoing, our relationships with our clients may be impaired, we may lose clients, our ability to attract new clients may be adversely affected and we could be exposed to contract liability. We cannot be certain that we will be able to route calls and other operations from an affected center to another in the event service is disrupted and we may not be able to recover data used in our operations. In addition, in the event of widespread damage or failures at our facilities, we cannot guarantee that the disaster recovery plans we have in place will protect our business. Moreover, optimization of our Multi-Process Outsourcing infrastructure may result in a significant concentration of certain services being performed at certain physical locations. If a disaster or other significant event were to prevent us from delivering services from those locations, our business may be adversely affected. For instance, our service center in India supports multiple clients and the loss of service from that center would be very disruptive to our ability to deliver services to a number of clients and difficult to restore or replace with alternative locations.

We could experience fraud or theft that could impair our client relationships and expose us to liability and other damages.

Our services involve access to systems and accounts containing confidential personal data and monies of clients and their personnel. Notwithstanding our efforts, complete security is difficult to achieve. Dishonest acts by our employees, client employees or vendor personnel could expose us to liability, damage our reputation, and impair our client relationships.

The market for our services and our revenue growth depends on our ability to use the Internet as a means of delivering human resources services and this exposes us to various risks.

We rely on the Internet as a mechanism for delivering our services to our clients and achieving efficiencies in our service model, and this reliance exposes us to various risks.

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We use public networks to transmit and store extremely confidential information about our clients and their employees. We may be required to expend significant capital and other resources to address security breaches. We cannot be certain that our security measures will be adequate and security breaches could disrupt our operations, damage our reputation and expose us to litigation and possible liability.

•	Our target clients may not continue to be receptive to human resources services delivered over the Internet because of concerns over transaction security, user privacy, the reliability and quality of Internet service and other reasons. In addition, growth in Internet traffic may cause performance and reliability to decline. Interruptions in Internet service and infrastructure delays could interfere with our ability to use the Internet to support our Multi-Process OutsourcingSM, which could disrupt our service delivery and expose us to contractual service credit penalties or damages for breach. Further, repeated Internet service failures could impair our revenue growth and results of operations.

•	Laws and regulations may be adopted relating to Internet user privacy, pricing, usage fees and taxes, content, distribution and characteristics and quality of products and services. This could decrease the popularity or impede the expansion of the Internet and decrease demand for our services. Moreover, the applicability of existing laws to the Internet is uncertain with regard to many important issues, including property ownership, intellectual property, export of encryption technology, libel and personal privacy. The application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and other online services, could also harm our business.

We must keep our computing and communications infrastructure on pace with changing technologies and if we fail it may harm our reputation or financial results.

Our success depends on our sophisticated computer, Internet and telecommunications systems. We have invested significantly in our technological infrastructure and anticipate that it will be necessary to continue to do so in the future to remain competitive. These technologies are evolving rapidly and are characterized by short product life cycles, which require us to anticipate technological changes and developments. Our success in designing and delivering high quality, cost-effective services that add value for our clients depends, in part, upon our ability to adapt our processes to incorporate new and improved software applications, communications systems and other technologies and devices. If we fail to adapt to technological developments, our clients may experience service implementation delays or our services may become non-competitive or obsolete.

We rely on third-party vendors for software and if their products are not available, or are inadequate, our business could be seriously harmed.

Our service delivery capability incorporates and relies on software owned by third parties that we license directly or use through existing license arrangements between our clients and the vendor. If these vendors change or fail to maintain a product that we are using or do not permit use by us or our vendors, or if these agreements are terminated or not renewed, we might have to delay or discontinue our services until equivalent technology can be found, licensed and installed and replacing technology could expose us to significantly increased expense.

From time to time we may be party to legal proceedings, lawsuits and other claims which could result in imposition of damages against us and could harm our business and financial condition.

We are from time to time party to legal proceedings, lawsuits and other claims incident to our business activities. Such matters include, among other things, assertions of contract breach, claims for indemnity arising in the course of our business and claims by persons whose employment with us has been terminated in connection with facilities consolidations, headcount rationalizations, outsourcing of certain operational functions, including in some cases to offshore vendors, and other measures that we have undertaken and expect to continue to undertake in the ordinary course of our business. Such matters are subject to many uncertainties and we cannot predict the outcomes and financial impacts of them with assurance. There can be no assurances that actions that have been or may be brought against us in the future will be resolved in our favor. Any losses resulting from these claims could adversely affect our consolidated financial position, results of operations and cash flows.

Acquisitions may limit our ability to manage and maintain our business, may result in adverse accounting treatment and may be difficult to integrate into our business.

In 2003, we acquired international contracts and related infrastructure, including client service centers in England and Brazil and operating presences in Hong Kong and Singapore from PwC. We also recently acquired ReloAction, a relocation services company, and expect to pursue additional acquisitions under appropriate circumstances. We cannot provide any assurance that we will be able to complete any additional acquisitions, or that any acquisitions we may complete will enhance our business. The PwC and ReloAction transactions and any other acquisition we complete in the future could subject us to a number of risks, including:

•	diversion of our management’s attention;

•	inability to integrate the acquired business and its employees into our organization effectively, and to retain key personnel of the acquired business;

•	inability to provide the required types and levels of service to the acquired business’ customers;

•	inability to retain the acquired business’ customers;

•	additional costs incurred in connection with headcount rationalizations; and

•	exposure to legal claims for activities of the acquired business prior to acquisition.

Client satisfaction or performance problems with an acquired business also could affect our reputation as a whole. In addition, any acquired business could significantly under perform relative to our expectations.

We must protect our intellectual property and avoid infringing upon the intellectual property rights of others.

We may not be able to detect or deter unauthorized use of our intellectual property. If third parties infringe upon or misappropriate our trade secrets, copyrights, trademarks, service marks, trade names or proprietary information or any patent rights we may establish, our business could be seriously harmed. In addition, although we believe that our proprietary rights do not infringe upon the intellectual property rights of others, other parties may assert that we have violated their intellectual property rights. These claims, even if not true, could result in significant legal and other costs and may be a distraction to management. In addition, protection of intellectual property in many foreign countries is weaker and less reliable than in the United States. As our business expands into additional foreign countries, risks associated with protecting our intellectual property will increase.

Our executive officers, directors and their affiliates control the company.

Our executive officers, directors and their respective affiliates have the right to vote a majority of our outstanding common stock as of June 29, 2004. As a result, these stockholders, acting together, have the ability to control matters requiring stockholder approval, including the election of directors and mergers, consolidations and sales of all or substantially all of our assets. These stockholders may have interests that differ from other investors and they may approve actions that other investors vote against or reject actions that other investors have voted to approve. In addition, this concentration of ownership may also have the effect of preventing, discouraging or deferring a change in control of us, which, in turn, could depress the market price of our common stock.

Our charter documents and Delaware law could deter a takeover effort.

Provisions of our certificate of incorporation and bylaws, including those that provide for a classified board of directors, authorized but unissued shares of common and preferred stock and notice requirements for stockholder meetings, and Delaware law regarding the ability to conduct specific types of mergers within specified time periods, could make it more difficult for a third party to acquire the company, even if doing so would provide our stockholders with a premium to the market price of their common stock. A classified board of directors may inhibit acquisitions in general, and a tender offer not endorsed by our board of directors in particular, because approximately only one-third of our directors are reelected annually, thereby requiring two annual meetings before a majority of our directors could be replaced. The authorization of undesignated preferred stock gives our board of directors the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the company. If a change in control or change in management is delayed or prevented, the market price of our common stock could decline.

Risks Related to the Notes and Underlying Shares

Servicing the debt represented by the notes will require a significant amount of cash, and our ability to generate sufficient cash depends on many factors, some of which are beyond our control.

We must pay cash interest on the outstanding principal amount of the notes on April 1 and October 1 of each year. Until repurchase or conversion reduces the outstanding principal amount, interest payments will be $2,750,000 per year, thereby reducing our cash accordingly, and which, together with amortization of the related notes discount, will reduce our pre-tax earnings commensurately.

Holders of the notes may require us to repurchase the notes on October 1, 2008, or (subject to certain conditions and limitations) upon a change in control (as described in this prospectus). All notes that have not been repurchased or converted must be repaid with any accrued unpaid interest on October 1, 2010, subject to acceleration under certain circumstances including events of default and insolvency, as described in the indenture under which the notes have been issued. No sinking fund is provided for the notes. The decision of a holder of notes to convert the notes or hold them to maturity for repayment depends, among other things, upon the trading price of our common stock. If the trading price of our common stock does not rise above the effective conversion price of the notes, conversion of the notes is unlikely and we would be required to repay the principal amount in cash.

Our ability to make payments on the notes, other debt we may incur in the future and our ability to finance growth of our business will require increased cash flow or access to other sources of capital. Our ability to generate sufficient cash flow to meet these needs depends upon many factors, including our ability to grow our business and operate profitably, as well as economic, financial, competitive, legislative and other factors that are beyond our control. Our business may not generate sufficient cash flow from operations and we may not have future access to capital sufficient for us to pay our debt, including the notes, or to fund other liquidity needs.

We may incur additional indebtedness ranking equal to the notes.

The indenture governing the notes does not contain any financial or operating covenants that would prohibit or limit us or our subsidiaries from incurring additional indebtedness and other liabilities, pledging assets to secure such indebtedness and liabilities, paying dividends, or issuing securities or repurchasing securities issued by us or any of our subsidiaries. The incurrence of additional indebtedness could adversely affect our ability to pay our obligations on the notes. We anticipate that from time to time we may incur additional indebtedness in the future.

If we incur additional indebtedness that ranks equally with the notes, including trade payables, the holders of that debt will be entitled to share ratably with you in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of us. This may have the effect of reducing the amount of proceeds paid to you.

We may experience operational and financial risks in connection with the proposed Hewitt merger.

If the Hewitt merger is completed, the notes will be convertible into shares of Hewitt Associates Class A common stock rather than our common stock. An investment in Hewitt Associates Class A common stock has different risks than an investment in our common stock. For a discussion of the business of Hewitt Associates and the risks related thereto, see the reports filed by Hewitt Associates with the Securities and Exchange Commission and available at the SEC’s website at http://www.sec.gov.

A successful integration of Exult and Hewitt Associates may be difficult and the combined company may not be able to realize the anticipated benefits of the merger. In addition, the Hewitt merger could cause uncertainty among our current clients and potential clients, such that current clients may reduce services from us and our ability to attract new clients may be inhibited. We must conduct our service delivery and business development operations particularly well to demonstrate to clients that the Hewitt merger will not disrupt service quality and to prevent our competitors from using the merger as a source of doubt about us.

The Hewitt merger may not be completed for a variety of reasons, including the failure by either Hewitt Associates or Exult to get the necessary approval of its stockholders, a breach by either company of their representations, warranties or covenants in the merger agreement, or either company experiences a significant adverse change in its business. If the Hewitt merger is not completed, in certain circumstances, we may be required to pay Hewitt Associates a termination fee of up to $30 million. In addition, most, if not all, of the direct transaction costs associated with the Hewitt merger will have been incurred and will still be payable. The failure to complete the Hewitt merger may also result in a decline in our stock price, if the current market prices reflect a market assumption that the merger will be completed.

Your right to receive payments under the notes is effectively junior to our existing and future secured debt and the existing and future liabilities of our subsidiaries.

The notes will be our senior unsecured obligations and will rank equally with all our other senior unsecured debt. However, the notes are effectively subordinated to any secured debt we incur to the extent of the value of the assets securing such debt. As of March 31, 2004, we had approximately $1.5 million of secured debt outstanding consisting of capital lease obligations that are secured by underlying assets. The indenture governing the notes does not limit the amount of secured debt we may incur, and the notes will be effectively junior to this secured debt.

In the event that we are declared bankrupt, become insolvent or are liquidated or reorganized, any obligations that rank ahead of the notes will be entitled to be paid in full from our assets before any payment may be made with respect to the notes. Holders of the notes will participate ratably with all holders of our unsecured debt that is deemed to be of the same class as the notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of the foregoing circumstances, we cannot assure you that there will be sufficient assets to pay amounts due on the notes. In addition, holders of the notes will likely receive less, ratably, than holders of secured debt.

Additionally, our subsidiaries are not guaranteeing the notes. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, creditors of our subsidiaries will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us. At March 31, 2004, the aggregate liabilities of our subsidiaries, excluding intercompany obligations, was approximately $14.3 million. Our subsidiaries may incur substantial additional liabilities in the future, unrestricted by the terms of the indenture.

We may not have the ability to raise the funds necessary to purchase the notes upon a change of control or on the purchase date required by the indenture, and the requirement to purchase the notes may discourage takeover attempts or removal of incumbent management that would otherwise be beneficial to holders of our common stock.

Upon a change of control, as defined in the indenture, holders have the right to require us to purchase all of their notes. In addition, on October 1, 2008, holders have the right to require us to purchase the notes. The source of funds for any such purchase of notes will be our available cash or cash generated from our operations or other sources, including borrowings, sales of assets or sales of equity. We cannot assure you that sufficient funds will be available at the time of any change of control or on the purchase date to make any required purchases of notes tendered. Any of our future debt agreements may contain restrictions on our ability to purchase the notes in those circumstances or may have provisions that require us to make similar repurchases or repayments of other debt simultaneous with the repurchase of the notes. If the holders of the notes exercise their right to require us to purchase all of the notes upon a change of control or on the purchase date, the financial effect of this purchase could cause a default under other debt or the change in control itself could cause a default. Accordingly, it is possible that we will not have sufficient funds at the time of the change of control or on the purchase date to make the required purchase of notes or that restrictions in other debt agreements will not allow such purchases. In addition, the holders’ right to require us to purchase the notes upon the occurrence of a change of control could, in certain circumstances, make more difficult or discourage a potential takeover that is beneficial to the holders of our common stock, and may make it more difficult to remove incumbent management.

We could enter into significant transactions that would not constitute a change of control requiring us to repurchase the notes, but that could adversely affect our risk profile.

The indenture governing the notes requires us to offer to repurchase the notes if we enter into a transaction that constitutes a change of control (as defined in the indenture). Nevertheless, we could in the future enter into transactions, such as acquisitions, refinancings, recapitalizations or highly leveraged transactions, that would not constitute a change of control requiring us to repurchase the notes, but that could adversely affect our risk profile. Such transactions could alter our capital structure, including increasing the amount of our indebtedness outstanding, alter the nature of our business, adversely affect our credit ratings, or otherwise adversely affect the holders of the notes.

Your ability to sell the notes is subject to uncertainties regarding the liquidity of the trading market for the notes.

There is currently no established market for the notes. The notes originally issued in the private placement are eligible for trading on the PORTAL Market, however notes sold pursuant to this prospectus will not be eligible for trading on the PORTAL Market. We do not intend to apply for listing of the notes on any national securities exchange or on the Nasdaq National Market. There can be no assurance as to:

•	the liquidity of any market that may develop for the notes;

•	the ability of the holders of notes to sell any of their notes; or

•	if they could be sold, the price at which the holders of the notes would be able to sell such notes.

If a trading market does not develop or is not maintained, holders of the notes may experience difficulty in selling, or an inability to sell, the notes. If a market for the notes develops, such market could be discontinued at any time. The notes could trade at prices that may be higher or lower than their principal amount depending on many factors, including prevailing interest rates, our operating results, the price of our common stock and the market for similar securities. Historically, the market for securities such as the notes has been subject to disruptions that have caused substantial volatility in the prices of such securities. We cannot assure you that, if a market for the notes were to develop, such a market would not be subject to similar disruptions.

The value of the conversion rights associated with the notes may be substantially lessened or eliminated if we are a party to a merger, consolidation or other similar transaction.

If we are a party to a consolidation, merger or transfer or lease of all or substantially all of our assets pursuant to which our common stock would be converted into cash, securities or other assets, the notes would become convertible solely into such cash, securities or other assets. As a result, the value of the conversion rights associated with the notes may be substantially lessened or eliminated because you would no longer be able to convert your notes into shares of our common stock in the future or because of changes in the nature or volatility of our common stock. See “Description of Notes—Conversion Rights.”

Our reported earnings per share may be more volatile because of the contingent conversion provision of the notes.

Holders of the notes are generally entitled to convert the notes into common stock, if:

•	the price of our common stock issuable upon conversion of a note reaches a specified threshold;

•	the notes are called for redemption;

•	specified corporate transactions occur; or

•	the trading price of the notes falls below certain thresholds.

Until one of these contingencies is met, the shares underlying the notes are not included in the calculation of our basic or fully diluted earnings per share. If a contingency is met, fully diluted earnings per share would be expected to decrease as a result of the inclusion of the underlying shares in the calculation of fully diluted earnings per share. In addition, volatility in our stock price could cause this condition to be met in one quarter and not in a subsequent quarter, increasing the volatility of our fully diluted earnings per share. Based upon the current conversion price, the notes will be convertible into 9,354,000 shares of our common stock.

Our stock price is likely to be highly volatile, therefore the price of the notes may fluctuate significantly, which may result in losses to investors.

The price at which our common stock trades has fluctuated significantly and is likely to continue to be highly volatile. From our IPO in June 2000 through June 29, 2004, the sales price of our stock, as reported on The Nasdaq National Market, has ranged from a low of $1.97 to a high of $19.85. We are a relatively new company without a long history of profitability, and we utilize the Internet and a technology infrastructure to deliver our services. The share prices for other companies with similar characteristics have at times increased to levels that bore no relationship to their operating performance, and at other times have declined dramatically, even without apparent changes in their business.

In addition, the stock market in general has from time to time experienced significant price and volume fluctuations that have affected the market prices for companies like ours. In the past, this kind of market price volatility has often resulted in securities class action litigation against companies comparable to ours. Securities litigation could result in substantial costs and divert our management’s attention and resources.

Future sales of our common stock or equity-related securities in the public market or the issuance of securities senior to our common stock could adversely affect the trading price of our common stock and the value of the notes and our ability to raise funds in new stock offerings.

The majority of our outstanding shares are in the hands of their original purchasers and can be sold publicly pursuant to Rule 144 or other exemptions from registration. These investors may seek to sell their shares, and sales of large numbers of shares in the same time period could cause the market price of our common stock to decline significantly. In addition, as of June 29, 2004, approximately 2.2 million shares of our common stock were reserved for issuance to our employees, directors and officers pursuant to our stock incentive plans. Upon issuance, these shares may be sold publicly without registration and may also have an adverse effect on the market price of our common stock. In addition, holders of the notes may elect to convert the notes into shares of common stock under certain circumstances and resell such shares in the public market. Such sales may have an adverse effect on the market price of our common stock.

Our board of directors has the authority to issue, without the vote or action of stockholders, shares of preferred stock and other equity-related securities with priorities, rights and preferences superior to those of our common stock, including but not limited to dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, and liquidation preferences. No prediction can be made as to the effect, if any, that future sales of shares of common stock, preferred stock or other equity-related securities or the availability of such securities for future sale, will have on the trading price of our common stock or the value of the notes. See also “Description of Capital Stock.”

Conversion of the notes will dilute the ownership interest of existing stockholders. In addition, hedging and other transactions may affect the value of our common stock and the notes.

The initial conversion of notes into shares of our common stock will dilute the ownership interests of existing stockholders. Any sales in the public market of the common stock issuable upon conversion of the notes could adversely affect prevailing market prices of our common stock. In addition, the existence of the notes may encourage short selling by market participants due to this dilution or to facilitate trading strategies involving notes and our common stock.

Purchasers of the notes may also implement other hedging strategies. These hedging strategies can include modifying hedge positions from time to time by purchasing and selling shares of our common stock. Any of these strategies may increase the volatility and reduce the market price of our common stock.

USE OF PROCEEDS

The selling securityholders will receive all of the proceeds from the sale of the notes and the shares of common stock offered pursuant to this prospectus. We will not receive any proceeds from the sale by any selling securityholder of their notes or the shares of common stock issuable upon conversion of the notes.

DESCRIPTION OF NOTES

We issued $110,000,000 aggregate principal amount of the 2.50% Convertible Senior Notes due October 1, 2010 under an indenture between us and J.P. Morgan Trust Company, National Association (as successor to Bank One Trust Company, N.A.), as trustee. Because this section is a summary, it does not describe every aspect of the notes, the indenture and the registration rights agreement. The following summaries of certain provisions of the notes, the indenture and the registration rights agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the detailed provisions of the notes, the indenture and the registration rights agreement, including the definitions therein of certain terms. The indenture, the form of notes and the registration rights agreement have been filed as exhibits to the registration statement of which this prospectus forms a part. We urge you to read these documents because they define your rights as holders of the notes and certain rights of the holders of the common stock issuable upon conversion of the notes. For purposes of this summary, the terms “we”, “us” and “our” refer only to Exult, Inc. and not to our subsidiaries.

General

The notes are our senior, unsecured obligations and rank equally with all of our existing and future senior unsecured obligations. The notes mature on October 1, 2010. We are required to repay the principal amount of the notes in full on the maturity date, unless the notes are previously redeemed, purchased, repurchased or converted.

The notes bear interest at the rate per annum shown on the front cover of this prospectus from September 30, 2003. We will pay interest on the notes on April 1 and October 1 of each year, commencing on April 1, 2004. Interest payable per $1,000 principal amount of notes for the period from April 1, 2004 to September 30, 2004 will be $12.50.

As described below under “Conversion Rights” you may convert the notes into shares of our common stock, subject to certain conditions, at the initial conversion rate stated on the front cover of this prospectus, unless the notes have been previously redeemed, purchased or repurchased. The conversion rate may be adjusted as described below.

On or after October 5, 2008, we have the option to redeem all or any portion of the notes at 100% of the principal amount of the notes as described below under “—Optional Redemption by Exult”.

You may require us to purchase all or a portion of your notes in cash on October 1, 2008 at 100% of the principal amount of the notes as described below under “—Purchase of Notes at the Option of the Holder”.

If we experience a change in control, you will have the right to require us to repurchase your notes as described below under “—Repurchase at Option of Holders Upon a Change in Control”. Holders of notes submitted for repurchase will be entitled to convert the notes up to and including the business day immediately preceding the date fixed for repurchase.

Neither we, nor any of our subsidiaries, are subject to any financial covenants under the indenture. In addition, neither we, nor any of our subsidiaries, will be restricted under the indenture from paying dividends, incurring debt, or issuing or repurchasing our securities.

Form, Denomination, Transfer, Exchange and Book-Entry Procedures

The notes were issued:

•	only in fully registered form,

•	without interest coupons, and

•	in denominations of $1,000 and integral multiples of $1,000.

The notes are evidenced by global notes, which have been deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., or Cede, as nominee of DTC. Except as set forth below, record ownership of the global notes may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

The global notes will not be registered in the name of any person, or exchanged for notes that are registered in the name of any person, other than DTC or its nominee unless one or more of the following events occurs:

•	DTC notifies us that it is unwilling, unable or no longer qualified to continue acting as the depositary for the global notes,

•	we, at our option, notify the trustee in writing that we elect to cause the issuance of the notes in certificated form, or

•	an event of default with respect to the notes represented by the global notes has occurred and is continuing.

In those circumstances, DTC will determine in whose names any securities issued in exchange for the global notes will be registered.

Unless we elect to cause the issuance of the notes in certificated form, DTC or its nominee will be considered the sole owner and holder of the global notes for all purposes, and as a result:

•	you cannot get notes registered in your name if they are represented by the global notes,

•	you cannot receive physical certificated notes in exchange for your beneficial interest in the global notes,

•	you will not be considered to be the owner or holder of the global notes or any note it represents for any purpose, and

•	all payments on the global notes will be made to DTC or its nominee.

The laws of some jurisdictions require that certain kinds of purchasers, such as insurance companies, can only own securities in definitive, certificated form. These laws may limit your ability to transfer your beneficial interests in the global notes to these types of purchasers.

Only institutions, such as a securities broker or dealer, that have accounts with DTC or its nominee (called participants) and persons that may hold beneficial interests through participants can own a beneficial interest in the global notes. The only place where the ownership of beneficial interests in the global notes will appear and the only way the transfer of those interests can be made will be on the records kept by DTC (for their participants’ interests) and the records kept by those participants (for interests of persons held by participants on their behalf).

Secondary trading in bonds and notes of corporate issuers is generally settled in clearinghouse (that is, next-day) funds. In contrast, beneficial interests in a global note usually trade in DTC’s same-day funds settlement system, and settle in immediately available funds. We make no representations as to the effect that settlements in immediately available funds will have on trading activity in those beneficial interests.

We will make cash payments of interest on and principal of the redemption price, purchase price and the repurchase price of the global notes, as well as any payment of liquidated damages, to Cede, the nominee for DTC, as the registered owner of the global notes. We will make these payments by wire transfer of immediately available funds on each payment date.

We have been informed that DTC’s practice is to credit participants’ accounts on the payment date with payments in amounts proportionate to their respective beneficial interests in the notes represented by the global notes as shown on DTC’s records, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in notes represented by the global notes held through participants will be the responsibility of those participants, as is now the case with securities held for the accounts of customers registered in street name.

We understand that neither DTC nor Cede will consent or vote with respect to the notes. We have been advised that under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede’s consenting or voting rights to those participants to whose accounts the notes are credited on the record date identified in a listing attached to the omnibus proxy.

Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global notes to pledge the interest to persons that do not participate in the DTC book-entry system, or otherwise take actions in respect of that interest, may be affected by the lack of a physical certificate evidencing its interest.

DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange, only at the direction of one or more participants to whose account with DTC interests in the global notes are credited and only in respect of such portion of the principal amount of the notes represented by the global notes as to which such participant or participants has or have given such direction.

DTC has also advised us as follows:

•	DTC is a limited purpose trust company organized under the laws of the State of New York, member of the Federal Reserve System, clearing corporation within the meaning of the Uniform Commercial Code, as amended, and clearing agency registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”),

•	DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants,

•	participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations,

•	certain participants, or their representatives, together with other entities, own DTC, and

•	indirect access to the DTC System is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

The policies and procedures of DTC, which may change periodically, will apply to payments, transfers, exchanges and other matters relating to beneficial interests in the global notes. We and the trustee have no responsibility or liability for any aspect of DTC’s or any participants’ records relating to beneficial interests in the global notes, including for payments made on the global notes. Further, we and the trustee are not responsible for maintaining, supervising or reviewing any of those records.

Conversion Rights

The conversion rate is equal to the number of shares per $1,000 principal amount of notes shown on the cover page of this prospectus subject to the adjustment as specified below. The initial conversion rate is equivalent to a conversion price of approximately $11.76. The conversion price is equal to $1,000 principal amount of notes divided by the conversion rate. You will have the right to convert any portion of the principal amount of any note that is an integral multiple of $1,000 into shares of our common stock as follows:

•	if, on or prior to March 31, 2008, the closing sale price of our common stock for at least 20 trading days in the period of the 30 consecutive trading days ending on the last trading day of any fiscal quarter is more than 110% of the then current conversion price of the notes, then you will have such conversion right in the following fiscal quarter,

•	if, on any date after March 31, 2008, the closing sale price of our common stock is more than 110% of the then current conversion price of the notes, then you will have such conversion right at all times thereafter,

•	if we elect to call the notes for redemption on or after October 5, 2008, you will have the right to convert the notes (or the portion of the notes called for redemption, if less than all) until the close of business on the business day prior to the redemption date,

•	if we distribute to all or substantially all holders of our common stock rights, options or warrants entitling them to purchase our common stock at less than the closing sale price of our common stock on the day preceding the declaration for such distribution,

•	if we distribute to all or substantially all holders of our common stock cash, assets, debt securities or capital stock, which distribution has a per share value as determined by our board of directors exceeding 5% of the closing sale price of our common stock on the day preceding the declaration of such distribution, then you will have such conversion right in the period described below, or

•	if we become a party to a consolidation, merger or sale of all or substantially all of our assets that constitutes a change in control as defined below under the heading “—Repurchase at Option of Holders Upon a Change in Control” or such an event occurs that would have been a change of control but for the exceptions to the definition of change of control described below under the same heading in the two bullet point clauses immediately following paragraph (3).

In the case of the fourth and fifth bullet points above, we must notify holders of notes at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place. If in the future we adopt a stockholder rights plan, you will not have any conversion right pursuant to the fourth bullet point above or otherwise, solely as a result of the issuance of rights pursuant to the stockholder rights plan. In the case of a distribution identified in the fourth or fifth bullets above, the ability of a holder of notes to convert would not be triggered if the holder may participate in the distribution without converting. In the case of the sixth bullet point above, a holder may surrender notes for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual date of the transaction. As used in this section, “closing sale price” generally means the last reported sale price regular way of our common stock on the Nasdaq National Market.

You also may convert your notes for the five business day period after any five consecutive trading-day period in which the average trading prices for the notes for such five trading-day period was less than 95% of the average conversion value (as defined below) for the notes during that period; provided, however, if, at the time of the conversion, the closing sale price of shares of our common stock is greater than the then current conversion price of the notes and less than or equal to 110% of the then current conversion price of the notes, you surrender your notes for conversion and the notes are not otherwise convertible, you will receive at our option through October 4, 2008, cash or common stock with a value equal to the principal amount of your notes on such conversion date. If we elect to pay you in common stock, our common stock will be valued at 100% of the average closing sale price for the five trading days ending on the third trading day preceding the conversion date. If you convert notes pursuant to this paragraph and the conversion date occurs on or after October 5, 2008, then you will receive cash equal to the principal amount of the notes on such conversion date and we will not have the option to pay you in common stock.

We define conversion value in the indenture to be equal to the product of the closing sale price of our shares of common stock on a given day multiplied by the then current conversion rate, which is the number of shares of common stock into which each $1,000 principal amount of the notes is convertible.

You may convert all or part of any note by delivering the note at the Corporate Trust Office of the trustee in the Borough of Manhattan, The City of New York, accompanied by a duly signed and completed conversion notice, a copy of which may be obtained by the trustee, and any applicable payments, including interest payments and payments in respect of taxes, if any. The conversion date will be the date on which the note and the duly signed and completed conversion notice are so delivered.

As promptly as practicable on or after the conversion date, we will issue and deliver to the trustee a certificate or certificates for the number of full shares of our common stock issuable upon conversion, together with payment in lieu of any fraction of a share. The certificate will then be sent by the trustee to the conversion agent for delivery to the holder. The shares of our common stock issuable upon conversion of the notes will be fully paid and nonassessable and will rank equally with the other shares of our common stock.

If you surrender a note for conversion on a date that is not an interest payment date, you will not be entitled to receive any interest for the period from the immediately preceding interest payment date to the conversion date, except as described below in this paragraph. In the case of any note that has been surrendered for conversion after any regular record date but before the next succeeding interest payment date:

•	notwithstanding such conversion, interest payable on such interest payment date shall be payable on such interest payment date, and such interest shall be paid to the holder of such note as of such regular record date; and

•	except for notes, or portions thereof, called for redemption or to be purchased or repurchased, such notes surrendered for conversion must be accompanied by payment of an amount equal to the interest payable on such interest payment date on the principal amount of notes being surrendered for conversion.

No other payment or adjustment for interest, or any dividends in respect of our common stock, will be made upon conversion. Holders of our common stock issued upon conversion will not be entitled to receive any dividends payable to holders of our common stock as of any record time or date before the close of business on the conversion date. We will not issue fractional shares upon conversion. Instead, we will pay cash based on the closing sale price of our common stock at the close of business on the conversion date.

You will not be required to pay any taxes or duties relating to the issue or delivery of our common stock on conversion, but you will be required to pay any tax with respect to cash received in lieu of fractional shares and any tax or duty relating to any transfer involved in the issue or delivery of our common stock in a name other than yours. Certificates representing shares of our common stock will not be issued or delivered unless all taxes and duties, if any, payable by you have been paid.

The conversion rate is subject to adjustment for, among other things:

(1)	dividends and other distributions payable in our common stock on shares of our common stock,

(2)	the issuance to all holders of our common stock of rights, options or warrants entitling them to subscribe for or purchase our common stock at less than the current market price of such common stock on the record date for stockholders entitled to receive such rights, options or warrants,

(3)	subdivisions, combinations, splits, reverse splits and reclassifications of our common stock,

(4)	distributions to all holders of our common stock of evidences of our indebtedness, shares of capital stock, cash or assets (if we distribute shares of capital stock of a subsidiary of ours, the conversion rate will be adjusted, if at all, based on the market value of the subsidiary stock so distributed relative to the market value of our common stock, in each case over a measurement period following the distribution), including securities, but excluding:

•	those dividends, rights, options, warrants and distributions referred to above,

•	dividends and distributions paid exclusively in cash, and

•	distributions upon mergers or consolidations discussed below,

(5)	if we or one of our subsidiaries purchase our common stock pursuant to a tender or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock in such offer exceeds the closing sale price of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, and

(6)	if we make a distribution consisting exclusively of cash to all holders of outstanding shares of common stock, the conversion rate will be adjusted to a new conversion rate equal to the existing conversion rate multiplied by a fraction, the numerator of which is the current market price of our common stock plus the amount per share of such dividend or distribution and the denominator of which will be the current market price of our common stock, where the current market price of our common stock is the average closing sale price of our common stock for the first 10 trading days from, and including, the first ex-distribution day that the common stock trades.

If in the future we adopt a stockholders rights plan while any notes remain outstanding, we will be required under the indenture to provide that the holders of notes will be entitled to receive upon conversion of the notes, in addition to our common stock, rights under the plan, whether or not such rights have separated from our common stock, unless prior to conversion, the rights have expired or been terminated or redeemed.

We will compute all adjustments to the conversion rate and will give notice by mail to holders of the notes of any adjustments.

In the event that we consolidate or merge with or into another entity or another entity is merged into us, or in case of any sale or transfer of all or substantially all of our assets, each note then outstanding will become convertible only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by a holder of the number of shares of common stock into which the notes were convertible immediately prior to the consolidation or merger or sale or transfer. The preceding sentence will not apply to a merger or sale of all or substantially all of our assets that does not result in any reclassification, conversion, exchange or cancellation of our common stock.

We may increase the conversion rate for any period of at least 20 days, upon at least 15 days’ notice, if our board of directors determines that the increase would be in our best interest. The board of directors’ determination in this regard will be conclusive. We will give holders of notes at least 15 days’ notice of such an increase in the conversion rate. Any increase, however, will not be taken into account for purposes of determining whether the closing price of our common stock equals or exceeds the conversion price by 105% in connection with an event which otherwise would be a change in control as defined below.

If at any time we make a distribution of property to our stockholders that would be taxable to such stockholders as a dividend for United States federal income tax purposes, such as distributions of evidences of indebtedness or assets by us, but generally not stock dividends on common stock or rights to subscribe for common stock, and, pursuant to the anti-dilution provisions of the indenture, the number of shares into which notes are convertible is increased, that increase may be deemed for United States federal income tax purposes to be the payment of a taxable dividend to holders of notes. See “Certain United States Federal Income Tax Considerations—U.S. Holders”.

Ranking

The notes are senior unsecured obligations and rank equally with all of our existing and future senior unsecured indebtedness. In addition, the notes are effectively subordinated to any secured indebtedness to the extent of the value of the assets securing such indebtedness and to any indebtedness of our subsidiaries to the extent of the assets of those subsidiaries.

We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by the trustee in connection with its duties relating to the notes. The trustee’s claims for these payments will generally be senior to those of holders of notes in respect of all funds collected or held by the trustee.

The notes are our exclusive obligation. Our cash flow and our ability to service our indebtedness, including the notes, is dependent upon the earnings of our subsidiaries. In addition, we are dependent on the distribution of earnings, loans or other payments by our subsidiaries to us. Our subsidiaries are separate and distinct legal entities. Our subsidiaries will not guarantee the notes or have any obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries’ earnings and business considerations. Our right to receive any assets of any subsidiary upon its liquidation or reorganization, and, therefore, our right to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our right as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

Optional Redemption by Exult

On or after October 5, 2008 we may redeem the notes, in whole or in part, at 100% of the principal amount of the notes, plus accrued and unpaid interest and liquidated damages, if any, to, but excluding, the redemption date. If we elect to redeem all or part of the notes, we will give at least 30, but no more than 60, days’ prior notice to you.

If we do not redeem all of the notes, the trustee will select the notes to be redeemed in principal amounts of $1,000 or whole multiples of $1,000 by lot, on a pro rata basis or otherwise in accordance with the applicable procedures of the depositary. If any notes are to be redeemed in part only, we will issue a new note or notes in principal amount equal to the unredeemed principal portion thereof.

No sinking fund is provided for the notes, which means that the indenture does not require us to redeem or retire the notes periodically.

Purchase of Notes at the Option of the Holder

On October 1, 2008, we will, at the option of the holder, be required to purchase for cash any outstanding note for which a written purchase notice has been properly delivered by the holder and not withdrawn, subject to certain additional conditions. Holders may submit their notes for purchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to such purchase date until the close of business on such purchase date. The purchase price of a note will be 100% of the principal amount of the note, plus accrued and unpaid interest and liquidated damages, if any, to, but excluding, the repurchase date. Interest and liquidated damages, if any, will be paid to the record holder as of the related record date.

We will be required to give notice on a date not less than 20 business days prior to the purchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things, the procedures that holders must follow to require us to purchase their notes.

The purchase notice given by each holder electing to require us to purchase notes shall state:

•	if certificated notes have been issued, the certificate numbers of the holder’s notes to be delivered for purchase or, if not, such information as may be required under applicable DTC procedures and the indenture;

•	the portion of the principal amount of notes to be purchased, which must be $1,000 or an integral multiple of $1,000; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

Any purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the purchase date.

The notice of withdrawal shall state:

•	the principal amount being withdrawn;

•	if certificated notes have been issued, the certificate numbers of the notes being withdrawn or, if not, such information as may be required under applicable DTC procedures and the indenture; and

•	the principal amount, if any, of the notes that remains subject to the purchase notice.

Payment of the purchase price for a note for which a purchase notice has been delivered and not validly withdrawn is conditioned upon delivery (including by book entry transfer) of the note, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. Payment of the purchase price for the note will be made promptly following the later of the purchase date or the time of delivery of the note.

If the paying agent holds money or securities sufficient to pay the purchase price of the note on the business day following the purchase date in accordance with the terms of the indenture, then, immediately after the purchase date, the note will cease to be outstanding whether or not the note has been delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the note.

Our ability to purchase notes with cash may be limited, among other things, by the terms of our then existing borrowing agreements.

Payment and Conversion

We will make all payments of principal, interest and liquidated damages, if any, on the notes by dollar check drawn on an account maintained at a bank in The City of New York or by wire transfer. Payment of any interest on the notes will be made to the person in whose name the note, or any predecessor note, is registered at the close of business on March 15 or September 15, whether or not a business day, immediately preceding the relevant interest payment date (a “regular record date”). If you hold registered notes with a face value in excess of $2,000,000 and you would like to receive payments by wire transfer, you will be required to provide the trustee with wire transfer instructions at least 15 days prior to the relevant payment date. Payments made to DTC as holder of the global notes will be made by wire transfer.

Payments on any global note registered in the name of DTC or its nominee will be payable by the trustee to DTC or its nominee in its capacity as the registered holder under the indenture. Under the terms of the indenture, we and the trustee will treat the persons in whose names the notes, including any global note, are registered as the owners for the purpose of receiving payments and for all other purposes. Consequently, neither we, the trustee nor any of our agents or the trustee’s agents has or will have any responsibility or liability for:

•	any aspect of DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interests in the global note, or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the global note, or

•	any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

We will not be required to make any payment on the notes due on any day which is not a business day until the next succeeding business day. The payment made on the next succeeding business day will be treated as though it were paid on the original due date and no interest will accrue on the payment for the additional period of time.

Notes may be surrendered for conversion at the Corporate Trust Office of the trustee in the Borough of Manhattan in The City of New York. Notes surrendered for conversion must be accompanied by appropriate notices and any applicable payments, including interest payments and payments in respect of taxes, if any.

We have initially appointed the trustee as paying agent and conversion agent. We may terminate the appointment of any paying agent or conversion agent and appoint additional or other paying agents and conversion agents. However, until the notes have been delivered to the trustee for cancellation, or moneys sufficient to pay the principal of and interest and liquidated damages, if any, on the notes have been made available for payment and either paid or returned to us as provided in the indenture, the trustee will maintain an office or agency in the Borough of Manhattan in The City of New York for surrender of notes for conversion. Notice of any termination or appointment and of any change in the office through which any paying agent or conversion agent will act will be given in accordance with “—Notices” below.

All moneys deposited with the trustee or any paying agent, or then held by us, in trust for the payment of principal of, or interest and liquidated damages, if any, on any notes which remain unclaimed at the end of two years after the payment has become due and payable will be repaid to us, and you will then look only to us for payment.

Repurchase at Option of Holders Upon a Change in Control

If a change in control as defined below occurs, you will have the right, at your option, to require us to repurchase all of your notes not previously called for redemption, or any portion of the principal amount thereof in integral multiples of $1,000. The price we are required to pay is 100% of the principal amount of the notes to be repurchased, together with interest and liquidated damages, if any, accrued to, but excluding, the repurchase date.

At our option, instead of paying the repurchase price in cash, we may pay the repurchase price in our common stock valued at 95% of the average of the closing sale prices of our common stock for the five trading days immediately preceding and including the third trading day prior to the repurchase date. We may only pay the repurchase price in our common stock if we satisfy conditions provided in the indenture, including that such common stock is listed on a national securities exchange or quoted on the Nasdaq National Market.

Within 30 days after the occurrence of a change in control, we are obligated to give to you notice of the change in control and of the repurchase right arising as a result of the change of control. We must also deliver a copy of this notice to the trustee. To exercise the repurchase right, you must deliver on or before the 20th business day after the date of our notice irrevocable written notice to the trustee of your exercise of your repurchase right, together with the notes with respect to which the right is being exercised. We are required to repurchase the notes promptly after the 20th business day, but not later than the 45th day, after the date of our notice.

A change in control will be deemed to have occurred at the time after the notes are originally issued that any of the following occurs:

(1)	any person acquires a beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of our capital stock entitling the person to exercise 50% or more of the total voting power of all shares of our capital stock that is entitled to vote generally in elections of directors, other than:

•	an acquisition by us, any of our subsidiaries or any of our employee benefit plans, or

•	an acquisition of beneficial ownership, directly or indirectly, of our capital stock by General Atlantic Partners, LLC or its affiliates in a Permitted GA Transaction.

(2)	we merge or consolidate with or into any other person, any merger of another person into us or we convey, sell, transfer or lease all or substantially all of our assets to another person, other than:

•

any such transaction that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock and pursuant to which the holders of 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors immediately prior to such transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in the election of directors of the continuing or surviving corporation immediately after such transaction, or

•	any merger that is effected solely to change our jurisdiction of incorporation.

(3)	any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, binding share exchange, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not all or substantially all common stock that:

•	is listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange, or

•	is approved, or immediately after the transaction or event will be approved, for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

However, a change in control will not be deemed to have occurred if either:

•	the closing price per share of our common stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the change in control and the public announcement of the change in control, in the case of a change in control relating to an acquisition of capital stock, or the period of 10 consecutive trading days ending immediately before the change in control, in the case of change in control relating to a merger, consolidation or asset sale, equals or exceeds 105% of the conversion price of the notes in effect on each of those trading days, or

•	all of the consideration, excluding cash payments for fractional shares and cash payments made pursuant to dissenters’ appraisal rights, in a merger or consolidation otherwise constituting a change of control under clauses (1) and/or (2) in the preceding paragraph above, consists of shares of common stock, depositary receipts or other certificates representing common equity interests traded on a national securities exchange or quoted on the Nasdaq National Market, or will be so traded or quoted immediately following such merger or consolidation, and as a result of such merger or consolidation the notes become convertible solely into such common stock, depositary receipts or other certificates representing common equity interests.

For purposes of these provisions:

•	whether a person is a beneficial owner will be determined in accordance with Rule 13d-3 under the Exchange Act, and

•	a person includes any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Exchange Act.

The term “Permitted GA Transaction” means:

•	an acquisition of beneficial ownership, directly or indirectly, of our capital stock by General Atlantic Partners, LLC or its affiliated investment entities in any type of transaction or series of related transactions, after giving effect to which General Atlantic Partners, LLC and its affiliated investment entities own less than 66.67% of the total voting power of all shares of our capital stock that are entitled to vote generally in elections of directors; or

•	an acquisition of our capital stock by General Atlantic Partners, LLC or its affiliated investment entities, after giving effect to which General Atlantic Partners, LLC and its affiliated investment entities own 66.67% or more of the total voting power of all shares of our capital stock that are entitled to vote generally in elections of directors, if such shares of capital stock are acquired in connection with an acquisition by us or a subsidiary of another person where the consideration paid to acquire such person consists of shares of our capital stock.

The rules and regulations promulgated under the Exchange Act require the dissemination of prescribed information to securityholders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to you. We will comply with these rules and regulations to the extent they apply at that time.

We may, to the extent permitted by applicable law, at any time purchase notes in the open market, by tender at any price or by private agreement. Any note that we purchase may, to the extent permitted by applicable law and subject to restrictions contained in the purchase agreement with the initial purchasers, be re-issued or resold or may, at our option, be surrendered to the trustee for cancellation. Any notes surrendered for cancellation may not be reissued or resold and will be canceled promptly.

The definition of change in control includes a phrase relating to the conveyance, transfer, sale, lease or disposition of all or substantially all of our assets. There is no precise, established definition of the phrase substantially all under applicable law. Accordingly, your ability to require us to repurchase your notes as a result of conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

The foregoing provisions would not necessarily provide you with protection if we are involved in a highly leveraged or other transaction that may adversely affect you.

Although we have the right to repurchase the notes with our common stock, subject to certain conditions, we cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price in cash for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. If we were to fail to repurchase the notes when required following a change in control, an event of default under the indenture would occur. Some of the events constituting a change in control could cause an event of default under the terms of other debt instruments that we may become subject to in the future.

Mergers and Sales of Assets by Exult

We may not consolidate with or merge into any other person or convey, transfer, sell or lease our properties and assets substantially as an entirety to any person, and we may not permit any person to consolidate with or merge into us or convey, transfer, sell or lease such person’s properties and assets substantially as an entirety to us, unless:

•	the person formed by such consolidation or into or with which we are merged or the person to which our properties and assets are so conveyed transferred, sold or leased, shall be a corporation, limited liability company, partnership or trust organized and existing under the laws of the United States, any State within the United States or the District of Columbia and, if we are not the surviving person, the surviving person assumes the payment of the principal of, interest and liquidated damages, if any, on the notes and the performance of our other covenants under the indenture,

•	immediately after giving effect to the transaction, no event of default, and no event that, after notice or lapse of time or both, would become an event of default under the indenture will have occurred and be continuing, and

•	other requirements, as described in the indenture, are met.

Events of Default

The following are events of default under the indenture:

•	failure to pay any interest or liquidated damages, if any, when due, continued for 30 days;

•	failure to pay principal when due;

•	we or any of our subsidiaries fail to pay when due, either at its stated maturity or upon acceleration, any indebtedness under any bonds, debentures, notes or other evidences of indebtedness for money borrowed, or any guarantee thereof, by us or any of our subsidiaries, in an aggregate principal amount in excess of $20 million and such indebtedness is not discharged, or such acceleration is not rescinded or annulled, within a period of 30 days after written notice to us by the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes;

•	failure to provide notice of a change in control;

•	failure to deliver shares of common stock within 10 days after such common stock is required to be delivered upon conversion of a note as provided in the indenture;

•	breach of or failure to perform any other covenant or agreement in the indenture applicable to the notes, continued for 60 days after written notice by the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding;

•	specific events relating to our or any of our subsidiaries’ bankruptcy, insolvency or reorganization.

Subject to the provisions of the indenture relating to the duties of the trustee in case an event of default shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any holder, unless the holder shall have offered reasonable indemnity to the trustee. Subject to providing indemnification to the trustee, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

If an event of default, other than an event of default arising from events of insolvency, bankruptcy or reorganization with respect to Exult occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding notes may accelerate the maturity of all notes. However, after such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding notes may, under certain circumstances, rescind and annul the acceleration if all events of default, other than the non-payment of principal of the notes that have become due solely by such declaration of acceleration, have been cured or waived as provided in the indenture. If an event of default arising from events of insolvency, bankruptcy or reorganization occurs with respect to Exult, then the principal of all the notes will automatically become immediately due and payable without any declaration or other act on the part of the holders of the notes or the trustee. For information as to waiver of defaults, see “—Meetings, Modification and Waiver” below.

You do not have any right to institute any proceeding with respect to the indenture, or for any remedy under the indenture, unless:

•	you give the trustee written notice of a continuing event of default,

•	the holders of at least 25% in aggregate principal amount of the outstanding notes have made written request and offered reasonable indemnity to the trustee to institute proceedings,

•	the trustee has not received from the holders of a majority in aggregate principal amount of the outstanding notes a direction inconsistent with the written request, and

•	the trustee shall have failed to institute such proceeding within 60 days of the written request.

However, these limitations do not apply to a suit instituted by you for the enforcement of payment of the principal of or interest, including liquidated damages, if any, on, your note on or after the respective due dates expressed in your note or your right to convert your note in accordance with the indenture.

We are required to furnish to the trustee annually a statement as to our performance of certain of our obligations under the indenture and as to any default in such performance.

Meetings, Modification and Waiver

The indenture contains provisions for convening meetings of the holders of notes to consider matters affecting their interests.

Certain limited modifications of the indenture may be made without the necessity of obtaining the consent of the holders of the notes. Other modifications and amendments of the indenture may be made, compliance by us with certain restrictive provisions of the indenture may be waived, and any past defaults by us under the indenture (except a default in the payment of principal or interest) may be waived, either:

•	with the written consent of the holders of not less than a majority in aggregate principal amount of the notes at the time outstanding, or

•	by the adoption of a resolution, at a meeting of holders of the notes at which a quorum is present, by the holders of at least 66 2/3% in aggregate principal amount of the notes represented at such meeting.

The quorum at any meeting called to adopt a resolution will be persons holding or representing a majority in aggregate principal amount of the notes at the time outstanding and, at any reconvened meeting adjourned for lack of a quorum, 25% of such aggregate principal amount.

However, a modification or amendment requires the consent of the holder of each outstanding note affected if it would:

•	change the stated maturity of the principal or interest of a note,

•	reduce the principal amount of or interest on any note,

•	reduce the amount payable upon a redemption, purchase or repurchase,

•	modify the provisions with respect to the purchase right or repurchase right of holders of notes in a manner adverse to the holders,

•	modify our right to redeem the notes in a manner adverse to the holders,

•	change the place or currency of payment on a note,

•	impair the right to institute suit for the enforcement of any payment on any note,

•	modify our obligation to maintain an office or agency in The City of New York,

•	modify any provision that adversely affects the right to convert the notes other than a modification or amendment required by the terms of the indenture,

•	reduce the above-stated percentage of the principal amount of the holders whose consent is needed to modify, amend or waive compliance with certain provisions of the indenture or to waive certain defaults,

•	reduce the percentage required for the adoption of a resolution or the quorum required at any meeting of holders of notes at which a resolution is adopted, or

•	modify our obligation to deliver information required under Rule 144A to permit resales of the notes and common stock issued upon conversion of the notes if we cease to be subject to the reporting requirements under the Exchange Act.

Registration Rights

In connection with the initial private placement of the notes, we entered into a registration rights agreement with the initial purchasers. In the registration rights agreement we agreed, for the benefit of the holders of the notes and the shares of common stock issuable upon conversion of the notes, commonly referred to as the registrable securities, at our expense to:

•	file with the SEC, within 90 days after the date the notes are originally issued, a shelf registration statement covering resales of the registrable securities,

•	use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act within 180 days after the date the notes are originally issued, and

•	use our reasonable best efforts to keep effective the shelf registration statement until the earliest of (i) the sale by the holders of all outstanding registrable securities registered under the shelf registration statement, (ii) the expiration of the period referred to in Rule 144(k) of the Securities Act with respect to the notes held by non-affiliates of Exult, or (iii) two years after the last date of original issuance of the notes.

We have filed the registration statement of which this prospectus forms a part to meet our obligations under the registration rights agreement. We are permitted to suspend the use of the prospectus that is part of the shelf registration statement in connection with the sales of registrable securities during prescribed periods of time if our Board of Directors determines in good faith that because of valid business reasons it is in our best interests to suspend such use. Such reasons include the acquisition or divesture of assets, pending corporate developments, and similar events. The periods during which we can suspend the use of the prospectus may not, however, exceed a total of 30 days in any 90-day period or a total of 90 days in any 12-month period. We will provide to each holder of registrable securities copies of the prospectus that is a part of the shelf registration statement, notify holders when the shelf registration statement has been filed with the SEC and when such shelf registration statement has become effective and take certain other actions required to permit public resales of the registrable securities.

We may, upon written notice to all holders of the notes, postpone having the shelf registration statement declared effective for a reasonable period of time not to exceed 90 days if we possess material non-public information and our board of directors has determined in good faith that it is in our best interest to postpone having the shelf registration statement declared effective. Notwithstanding any such postponement, additional interest referred to as liquidated damages will accrue on the notes or shares of common stock issued upon conversion of the notes if either of the following registration defaults occurs:

•	on or prior to 90 days following the date the notes were originally issued, a shelf registration statement has not been filed with the SEC, or

•	on or prior to 180 days following the date the notes were originally issued, the shelf registration statement is not declared effective.

In that case, liquidated damages will accrue on the notes, and the common stock issued upon conversion of the notes, constituting registrable securities from and including the day following the registration default to but excluding the day on which the registration default has been cured. Liquidated damages will be paid semi-annually in arrears with the first semi-annual payment due on the first interest payment date following the date on which the liquidated damages began to accrue.

The rates at which liquidated damages will accrue will be as follows:

•	0.25% of the principal amount per annum to and including the 90th day after the registration default, and

•	0.50% of the principal amount per annum from and after the 91st day after the registration default.

In addition, liquidated damages will accrue on the notes, and the common stock issued upon conversion of the notes, constituting registrable securities if:

•	the shelf registration statement ceases to be effective, or we otherwise prevent or restrict holders of registrable securities from making sales under the shelf registration statement, for more than 30 days, whether or not consecutive, during any 90-day period, or

•	the shelf registration statement ceases to be effective, or we otherwise prevent or restrict holders of registrable securities from making sales under the shelf registration statement, for more than 90 days, whether or not consecutive, during any 12-month period.

In either event, the liquidated damages on the notes will accrue at a rate of 0.50% of the principal amount per annum from the first day that the 30-day or 90-day period is exceeded, whichever occurs first. In such event, the liquidated damages will continue until the earlier of the following:

•	the time the shelf registration statement again becomes effective or the holders of registrable securities are again able to make sales under the shelf registration statement, depending on which event triggered the liquidated damages, or

•	the earlier of (i) the sale by the holders of all outstanding registrable securities registered under the shelf registration statement, (ii) the expiration of the period referred to in Rule 144(k) of the Securities Act with respect to the notes held by non-affiliates of Exult, and (iii) two years after the last date of original issuance of the notes.

A holder who elects to sell any registrable securities pursuant to the shelf registration statement:

•	will be required to be named as a selling securityholder in the related prospectus,

•	may be required to deliver a prospectus to purchasers,

•	may be subject to certain civil liability provisions under the Securities Act in connection with those sales, and

•	will be bound by the provisions of the registration rights agreement that apply to a holder making such an election, including certain indemnification provisions.

We have mailed a notice and questionnaire to the holders of registrable securities as of January 13, 2004 to obtain certain information regarding the holders for inclusion in this prospectus.

No holder of registrable securities will be entitled:

•	to be named as a selling securityholder in a shelf registration statement as of the date such shelf registration statement is declared effective, or

•	to use the prospectus forming a part of the shelf registration statement for offers and resales of registrable securities at any time,

unless such holder has returned a completed and signed notice and questionnaire to us by the deadline for response set forth in the notice and questionnaire.

Beneficial owners of registrable securities who have not returned a notice and questionnaire by such questionnaire deadline may receive another notice and questionnaire from us upon request. Following our receipt of a completed and signed notice and questionnaire, we will include the registrable securities covered thereby in the shelf registration statement within the time period set forth in the registration rights agreement.

We have agreed in the registration rights agreement to use our reasonable best efforts to cause the shares of common stock issuable upon conversion of the notes to be quoted on the Nasdaq National Market or other stock exchange or trading system on which the common stock is then primarily listed or quoted, on or prior to the effectiveness of the shelf registration statement.

This summary of certain provisions of the registration rights agreement is not complete and is subject to, and qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which will be made available to owners of the notes upon request to us.

Notices

Notice to holders of the registered notes will be given by mail to the addresses as they appear in the security register. Notices will be deemed to have been given on the date of such mailing.

Notice of a redemption of notes will be given not less than 30 nor more than 60 days prior to the redemption date and will specify the redemption date. A notice of redemption of the notes will be irrevocable.

Replacement of Notes

We will replace any note that becomes mutilated, destroyed, stolen or lost at the expense of the holder upon delivery to the trustee of the mutilated notes or evidence of the loss, theft or destruction satisfactory to us and the trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and us may be required at the expense of the holder of the note before a replacement note will be issued.

Payment of Stamp and Other Taxes

We will pay all stamp and other duties, if any, that may be imposed by the United States or any political subdivision thereof or taxing authority thereof or therein with respect to the issuance of the notes or of shares of stock upon conversion of the notes. We will not be required to make any payment with respect to any other tax, assessment or governmental charge imposed by any government or any political subdivision thereof or taxing authority thereof or therein.

Governing Law

The indenture, the notes and the registration rights agreement are governed by and construed in accordance with the laws of the State of New York, United States of America.

The Trustee

If an event of default occurs and is continuing, the trustee will be required to use the degree of care of a prudent person in the conduct of his own affairs in the exercise of its powers. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of notes, unless they shall have furnished to the trustee reasonable security or indemnity.

DESCRIPTION OF CAPITAL STOCK

The following description of our securities and provisions of our certificate of incorporation and bylaws is only a summary. You should also refer to the copies of our certificate and bylaws which have been filed with the SEC.

Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.0001, and 15,000,000 shares of preferred stock, par value $0.0001.

Common Stock

At June 29, 2004, 110,321,597 shares of common stock were outstanding and held of record by approximately 91 holders.

Voting.    Holders of our common stock are entitled to one vote per share for each share held of record on all matters submitted to a vote of common stockholders. Holders of common stock do not have cumulative voting rights. Our board of directors is divided into three classes of directors serving staggered three-year terms, with approximately one-third of the directors elected each year. Holders of shares representing a majority of the voting power of common stock can elect all of the directors eligible for election at any meeting of stockholders.

Other Rights.    Holders of common stock do not have any preemptive, subscription or conversion rights.

Dividends.    Holders of our common stock are entitled to receive dividends declared by the board of directors out of legally available funds, subject to the rights of preferred stockholders.

Preferred Stock

The board of directors is authorized to issue from time to time, without further vote or action by the stockholders, up to an aggregate of 15,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each of these series, including the dividend rights, dividend rates, conversion rights, voting rights, term of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of a series. We currently have no plans to issue any shares of preferred stock, but we believe that the ability to issue preferred stock without the expense and delay of a special stockholders’ meeting will provide us with increased flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The board of directors could issue preferred stock having voting, dividend and liquidation rights superior to those of the common stock, which could adversely affect the voting power of the holders of common stock, including the loss of voting control to others, and delay, defer or prevent a change in control of us without further action by the stockholders. This could discourage an acquisition attempt or other transaction which stockholders might believe to be in their best interests or in which they might receive a premium for their stock over the then market price of the stock.

Anti-Takeover Provisions

The provisions of our certificate of incorporation, bylaws and Delaware law described below may make it more difficult for third parties to acquire control of us, deprive stockholders of the opportunity to realize a premium on the shares of common stock owned by them, and adversely affect the prevailing market price of our stock. Nevertheless, we believe these provisions are beneficial because they may:

•	encourage persons seeking to acquire control of us to consult first with the board of directors to negotiate the terms of any proposed business combination or offer, and enhance the ability of the board of directors to negotiate appropriate terms on behalf of stockholders;

•	reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares or that is otherwise unfair to our stockholders; and

•	discourage unfair tactics that may be used in proxy fights.

Delaware Anti-Takeover Law.    We are subject to Section 203 of the Delaware General Corporation Law. Subject to exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years from the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained this status with the approval of the Board of Directors or unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

Board Classification.    Under our bylaws, our board of directors is divided into three classes of directors serving staggered three-year terms, with approximately one-third of the directors elected each year. This limits the ability of majority stockholders or persons holding proxies to vote a majority of our shares to change control of our board of directors in fewer than two annual stockholder meetings.

Filling Board Vacancies and Removal of Directors.    Subject to the rights of the holders of any outstanding series of preferred stock, our bylaws permit directors but not stockholders to fill board vacancies, including newly created directorships. Under our bylaws and Delaware law, while the board is classified directors may be removed by stockholders only for cause. Furthermore, our certificate of incorporation requires the affirmative vote of holders of two-thirds of the outstanding shares of voting stock to remove a director. These provisions could prevent a stockholder from obtaining majority representation on the board by enlarging the board of directors and filling the new directorships with its own nominees, and from influencing a change-in-control of Exult through board representation.

Stockholder Meetings and Voting.    Our certificate of incorporation prohibits stockholder action by written consent without a meeting. Our bylaws provide that only the board of directors, the Chairman of the Board, the Chief Executive Officer, or the Secretary acting on request of the Chairman or Chief Executive Officer may call special meetings of stockholders. Stockholders may not call special meetings. At regular meetings of stockholders, stockholders may make proposals and nominate directors only if they have complied with the advance notice requirements set forth in our bylaws. These provisions could make it more difficult for stockholders to change the existing board and management or to initiate other actions that are opposed by the board of directors, such as elimination of defensive strategies that have been adopted by the board of directors to address unsolicited takeover bids.

Supermajority Vote Requirement.    The board may amend our bylaws, but stockholders may not change the provisions of our certificate of incorporation and bylaws described above without a two-thirds vote. These voting requirements give the board substantial flexibility, but make it more difficult for stockholders to control or influence Exult by amending the certificate of incorporation or bylaws and may enable minority stockholders to prevent such amendments. Our present directors and executive officers and their respective affiliates beneficially own more than half of our common stock. As a result, these stockholders have veto power with respect to stockholder actions or approvals for the foreseeable future.

Warrants

In April 2003, we entered into an agreement to provide business process management services to BMO Financial Group. In connection with the outsourcing services arrangement, we issued Bank of Montreal, an affiliate of BMO Financial Group, a fully-vested warrant to purchase up to 1,000,000 shares of our common stock. The warrant expires in April 2008 and may not be exercised prior to April 2005. The warrant may only be exercised in its entirety, must be exercised in a single transaction and must be exercised on a cashless, net issuance basis. The exercise price set forth in the warrant is derived from a formula with a minimum exercise price of $7.55 per share.

Registration Rights

Holders of 53,838,327 shares of common stock have registration rights with respect to their shares. Subject to conditions, these holders can require us to register all or part of their shares. In addition, these holders may require us to include their shares in future registration statements that we file. Upon sale pursuant to such registration, these shares will be freely tradable in the public market without restriction. These holders have waived any right to include their shares in the registration statement of which this prospectus forms a part.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes the material U.S. federal income tax considerations relating to the purchase, ownership, and disposition of the notes and of common stock into which the notes may be converted. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities. These authorities may change, or the IRS might interpret the existing authorities differently. In either case, the tax considerations of purchasing, owning or disposing of notes or common stock could differ from those described below. This summary deals only with purchasers that hold notes or common stock into which notes have been converted as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary does not deal with persons in special tax situations, such as financial institutions, insurance companies, S corporations, regulated investment companies, tax exempt investors, dealers in securities and currencies, U.S. expatriates, persons holding notes as a position in a “straddle,” “hedge,” “conversion transaction,” or other integrated transaction for tax purposes, persons who own, directly or indirectly, stock representing 10% or more of our voting power, or U.S. Holders (as defined below) whose functional currency is not the U.S. dollar. Further, this discussion does not address the consequences under United States alternative minimum tax rules, United States federal estate or gift tax laws (except as specifically described below with respect to Non-U.S. Holders), the laws of any U.S. state or locality, or any non-U.S. tax laws.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FEDERAL ESTATE OR GIFT TAX LAWS, FOREIGN, STATE, OR LOCAL LAWS, AND TAX TREATIES.

As used herein, the term “U.S. Holder” means a beneficial owner of notes or common stock into which notes have been converted that is, for United States federal income tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation, or other entity that has elected to be treated as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to United States federal income tax regardless of its source; or (iv) a trust if, in general, a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all of its substantial decisions.

As used herein, the term “Non-U.S. Holder” means a beneficial owner, other than a partnership, of notes or common stock into which notes have been converted that is not a U.S. Holder.

If a partnership, including for this purpose any entity treated as a partnership for United States tax purposes, or other flow-through entity, is a beneficial owner of notes or common stock into which notes have been converted, the treatment of a partner in the partnership or an owner of the flow-through entity will generally depend upon the status of the partner or owner and upon the activities of the partnership or other flow-through entity. A holder of notes that is a partnership or other flow-through entity, and partners in such a partnership or owners of such other flow-through entity, should consult their tax advisors about the United States federal income tax consequences of holding and disposing of notes and common stock into which notes have been converted.

U.S. Holders

Taxation of Interest

U.S. Holders will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with their regular method of accounting. We believe the notes were not issued with original issue discount. We may be required to make payments of liquidated damages to holders of the notes if we do not keep effective a registration statement as described under “Description of Notes—Registration Rights.” The original issue discount rules allow contingent payments such as these to be disregarded in computing a holder’s interest income if the contingency is “remote.” We believe that there is only a remote possibility that we would be required to pay liquidated damages because of a failure to maintain an effective registration statement for the required period. Our determination in this regard is binding on U.S. Holders unless they disclose their contrary position. If, contrary to expectations, we pay liquidated damages while the notes are outstanding, U.S. Holders would be required to recognize additional interest income. If, contrary to expectations, we pay liquidated damages after conversion, U.S. Holders might be required to recognize additional income at that time.

Amortizable Bond Premium

If a U.S. Holder purchases a note for an amount in excess of its principal amount, the note will be considered to have “amortizable bond premium” equal in amount to such excess, but not including any amount attributable to the conversion features of the note. A U.S. Holder may elect to amortize such premium using a constant yield method over the remaining term of the note and may offset interest income otherwise required to be included in respect of the note during the taxable year by the amortized amount of such excess for the taxable year. Amortizable bond premium reduces the holder’s tax basis in the note. Any election to amortize bond premium applies to all taxable debt instruments acquired by the U.S. Holder on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the IRS. Persons considering making this election should consult their own tax advisors.

Market Discount

If a U.S. Holder purchases a note for an amount that is less than its principal amount by more than a de minimis amount, the excess of the principal amount over the U.S. Holder’s purchase price will be treated as “market discount.”

Under the market discount rules, a U.S. Holder will be required to treat any gain realized on the sale, exchange, retirement or other disposition of a note (including certain nontaxable dispositions such as gifts) as ordinary income to the extent of the lesser of (i) the amount of such realized gain, or (ii) the market discount which has not previously been included in income and is treated as having accrued through the time of such disposition. Market discount will be considered to accrue on a straight-line basis during the period from the date of acquisition to the maturity date of the note unless the U.S. Holder elects to accrue market discount on a constant yield basis. Absent such an election, a U.S. Holder will be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a note with market discount until the corresponding market discount income is recognized.

If a U.S. Holder elects to include market discount in income currently as it accrues, the rules described above regarding the treatment as ordinary income of gain upon the disposition of the note and regarding the deferral of interest deductions will not apply. Current accrual of market discount increases the holder’s basis in the note. Any election to include market discount in income currently as it accrues applies to all market discount bonds acquired by the U.S. Holder on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the IRS. Persons considering making this election should consult their tax advisors.

Sale, Exchange, Redemption or Other Disposition of the Notes

A U.S. Holder will generally recognize capital gain or loss if the holder disposes of a note in a sale, exchange, redemption or other disposition other than a conversion of the note into common stock. The holder’s gain or loss will equal the difference between the proceeds received by the holder and the holder’s adjusted tax basis in the note. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the note. The holder’s tax basis in the note will generally equal the amount the holder paid for the note. The portion of any proceeds that is attributable to accrued interest will not be taken into account in computing the holder’s capital gain or loss. Instead, that portion will be recognized as ordinary interest income to the extent that the holder has not previously included the accrued interest in income.

The gain or loss recognized by a holder on a disposition of the note will be long-term capital gain or loss if the holder held the note for more than one year. Long-term capital gains of non-corporate taxpayers are taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to limitation.

Constructive Dividends on Notes

The terms of the notes allow for changes in the conversion rate of the notes in certain circumstances. A change in conversion rate that allows noteholders to receive more shares of common stock on conversion may increase the noteholders’ proportionate interests in our earnings and profits or assets. In that case, the noteholders would be treated as though they received a dividend in the form of our stock. Such a constructive stock dividend could be taxable to the noteholders, although they would not actually receive any cash or other property. A taxable constructive stock dividend would result, for example, if the conversion rate is adjusted to compensate noteholders for distributions of cash or property to our shareholders. Not all changes in conversion rate that allow noteholders to receive more stock on conversion, however, increase the noteholders’ proportionate interests in the company. For instance, a change in conversion rate could simply prevent the dilution of the noteholders’ interests upon a stock split or other change in capital structure. Changes of this type, if made by a bona fide, reasonable adjustment formula, are not treated as constructive stock dividends. Conversely, if an event occurs that dilutes the noteholders’ interests and the conversion rate is not adjusted, the resulting increase in the proportionate interests of our shareholders could be treated as a taxable stock dividend to them. Any taxable constructive stock dividends resulting from a change to, or failure to change, the conversion rate would be treated like dividends paid in cash or other property. They would result in a taxable dividend to the recipient to the extent of our current or accumulated earnings and profits, with any excess treated as a tax-free return of capital or as capital gain.

Conversion of the Notes

A U.S. Holder generally will not recognize any income, gain or loss on converting a note into common stock. If the holder receives cash in lieu of a fractional share of stock, however, the holder would be treated as if he received the fractional share and then had the fractional share redeemed for the cash. The holder would recognize gain or loss equal to the difference between the cash received and that portion of his basis in the stock attributable to the fractional share. The holder’s aggregate basis in the common stock (including any fractional share for which cash is paid) will equal his adjusted basis in the note. The holder’s holding period for the stock will include the period during which he held the note.

Dividends on Common Stock

If, after a U.S. Holder converts a note into common stock, we make a distribution in respect of that stock, the distribution will be treated as a taxable dividend, to the extent it is paid from our current or accumulated earnings and profits. If the distribution exceeds our current and accumulated profits, the excess will be treated first as a tax-free return of the holder’s investment, up to the holder’s basis in its common stock. Any remaining excess will be treated as capital gain. If the U.S. Holder is a U.S. corporation, it would generally be able to claim a deduction equal to a portion of any dividends received. For taxable years beginning after December 31, 2002 and before January 1, 2009, subject to certain exceptions, dividends received by individual shareholders would generally be taxed at the same preferential rates that apply to long-term capital gain.

Sale of Common Stock

A U.S. Holder will generally recognize capital gain or loss on a sale or exchange of common stock. The holder’s gain or loss will equal the difference between the proceeds received by the holder and the holder’s adjusted tax basis in the stock. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the stock. The gain or loss recognized by a holder on a sale or exchange of stock will be long-term capital gain or loss if the holder held the stock for more than one year.

Special Tax Rules Applicable to Non-U.S. Holders

Although the following discussion applies specifically to Non-U.S. Holders, it is not an exhaustive discussion of the United States federal income tax considerations that could apply to such holders. Non-U.S. Holders should consult their own tax advisors concerning the applicability of the United States federal tax laws and the laws of any relevant state, local or non-U.S. taxing jurisdiction.

Taxation of Interest

Payments of interest to nonresident persons or entities are generally subject to U.S. federal income tax at a rate of 30 percent, collected by means of withholding by the payor. Payments of interest on the notes to most Non- U.S. Holders, however, will qualify as “portfolio interest,” and thus will be exempt from the withholding tax, if the holders certify their nonresident status as described below. The portfolio interest exception will not apply to payments of interest to a Non-U.S. Holder that:

•	owns, directly or indirectly, at least 10 percent of our voting stock; or

•	is a “controlled foreign corporation” that is related to us.

In general, a foreign corporation is a controlled foreign corporation if more than 50 percent of its stock is owned, directly or indirectly, by one or more U.S. persons that each owns, directly or indirectly, at least 10 percent of the corporation’s voting stock.

Even if the portfolio interest exception does not apply, payments of interest to a nonresident person or entity might not be subject to withholding tax at a 30 percent rate, or might be subject to withholding tax at a reduced rate, under the terms of an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence.

The portfolio interest exception, entitlement to treaty benefits and several of the special rules for Non-U.S. Holders described below apply only if the holder certifies its nonresident status. A Non-U.S. Holder can meet this certification requirement by providing a Form W-8BEN or appropriate substitute form to us or our paying agent. If the holder holds the note through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership or other flow-through entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation to us or our paying agent.

Sale, Exchange, Redemption or Other Disposition of Notes

Non-U.S. Holders generally will not be subject to U.S. federal income tax on any gain realized on the sale, exchange, redemption or other disposition of notes. This general rule, however, is subject to several exceptions. For example, the gain would be subject to U.S. federal income tax if:

•	the gain is effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business;

•	the Non-U.S. Holder was a citizen or resident of the United States and thus is subject to special rules that apply to expatriates; or

•	the rules of the Foreign Investment in Real Property Tax Act (or FIRPTA) (described below) treat the gain as effectively connected with a U.S. trade or business.

The FIRPTA rules may apply to a sale, exchange, redemption or other disposition of notes if we are, or were within five years before the transaction, a “U.S. real property holding corporation” (or USRPHC). In general, we would be a USRPHC if interests in U.S. real estate comprised most of our assets. We do not believe that we are a USRPHC or that we will become one in the future.

Conversion of the Notes

A Non-U.S. Holder generally will not recognize any income, gain or loss on converting a note into common stock. Any gain recognized as a result of the holder’s receipt of cash in lieu of a fractional share of stock would also generally not be subject to U.S. federal income tax. See “Special Tax Rules Applicable to Non-U.S. Holders—Sale of Common Stock” below.

Dividends and Other Potential Withholding

Dividends paid to a Non-U.S. Holder on common stock received on conversion of a note (and any deemed dividends resulting from certain adjustments, or failure to make adjustments, to the number of shares of common stock to be issued on conversion, see “U.S. Holders—Constructive Dividends on Notes” above) will generally be subject to U.S. withholding tax at a 30 percent rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence. A Non-U.S. Holder must demonstrate its entitlement to treaty benefits by certifying its nonresident status. Some of the common means of meeting this requirement are described above under “Special Tax Rules Applicable to Non-U.S. Holders—Taxation of Interest.”

As more fully described under “Description of Notes—Registration Rights,” upon the occurrence of certain enumerated events we may be required to pay liquidated damages to you. Payments of such liquidated damages may be subject to U.S. federal withholding tax. Holders should contact their tax advisors concerning the treatment of receipt of such liquidated damages.

Sale of Common Stock

Non-U.S. Holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of common stock. This general rule, however, is subject to exceptions, some of which are described under “Special Tax Rules Applicable to Non-U.S. Holders—Sale, Exchange or Redemption of Notes.”

Income or Gains Effectively Connected With a U.S. Trade or Business

The preceding discussion of the tax considerations of the purchase, ownership or disposition of notes or common stock by a Non-U.S. Holder assumes that the holder is not engaged in a U.S. trade or business. If any interest on the notes, dividends on common stock, or gain from the sale, exchange, redemption or other disposition of the notes or stock is effectively connected with a U.S. trade or business conducted by the Non-U.S. Holder, then the income or gain will be subject to U.S. federal income tax at the regular graduated rates. If the Non-U.S. Holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any “effectively connected” income or gain would probably be subject to U.S. federal income tax only if it is also attributable to a permanent establishment maintained by the holder in the United States. Payments of interest or dividends that are effectively connected with a U.S. trade or business, and therefore included in the gross income of a Non-U.S. Holder, will not be subject to the 30 percent withholding tax. To claim exemption from withholding, the holder must certify its qualification, which can be done by filing a Form W-8ECI. If the Non-U.S. Holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business would generally be subject to a “branch profits tax.” The branch profits tax rate is generally 30 percent, although an applicable income tax treaty might provide for a lower rate.

U.S. Federal Estate Tax

The estates of nonresident alien individuals are subject to U.S. federal estate tax on property with a U.S. situs. The notes will not be U.S. situs property as long as interest on the notes paid immediately before the death of the holder would have qualified as portfolio interest, exempt from withholding tax as described above under “—Special Tax Rules Applicable to Non-U.S. Holders—Taxation of Interest.” Because we are a U.S.

corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent’s country of residence.

Backup Withholding and Information Reporting

The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are interest, dividends, and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The withholding tax rate is currently 28 percent. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

Payments of interest or dividends to individual U.S. Holders of notes or common stock will generally be subject to information reporting, and will be subject to backup withholding unless the holder provides us or our paying agent with a correct taxpayer identification number and complies with applicable certification requirements.

Payments to Non-U.S. Holders of dividends on common stock, or interest on notes, will generally not be subject to backup withholding. To avoid backup withholding, a Non-U.S. Holder will have to certify its nonresident status. Some of the common means of doing so are described under “Special Tax Rules Applicable to Non-U.S. Holders—Taxation of Interest.” We must report annually to the IRS the interest and/or dividends paid to each Non-U.S. Holder and the tax withheld, if any, with respect to such interest and/or dividends including any tax withheld under the rules described above under “Special Tax Rules Applicable to Non-U.S. Holders—Taxation of Interest” and “Special Tax Rules Applicable to Non-U.S. Holders—Dividends and Other Potential Withholding.” Copies of these reports may be made available to tax authorities in the country where the Non-U.S. Holder resides.

Payments made to U.S. Holders by a broker upon a sale of notes or common stock will generally be subject to information reporting and backup withholding. If the sale is made through a foreign office of a foreign broker, the sale will generally not be subject to either information reporting or backup withholding. This exception may not apply, however, if the foreign broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business.

Payments made to Non-U.S. Holders by a broker upon a sale of notes or common stock will not be subject to information reporting or backup withholding as long as the Non-U.S. Holder certifies its foreign status.

Any amounts withheld from a payment to a holder of notes or common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder.

THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY IT IS NOT TAX ADVICE. EACH PROSPECTIVE PURCHASER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR NOTES OR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

SELLING SECURITYHOLDERS

We originally issued the notes in a private placement in September and October 2003. The notes were resold by the initial purchasers of the notes in the United States to qualified institutional buyers under Rule 144A under the Securities Act. Selling securityholders may offer and sell the notes and the underlying common stock pursuant to this prospectus.

The following table sets forth information as of June 29, 2004 about the principal amount of notes and the underlying common stock beneficially owned by each selling securityholder that may be offered using this prospectus. The information on each selling securityholder is based on information supplied to us by such selling securityholder.

Name (1):	Principal Amount of Notes Beneficially Owned and that may be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock Beneficially Owned and that may be Sold(2)	Percentage of Common Stock Outstanding(3)
Advent Convertible Master (Cayman) LP	$5,325,000	4.84%	452,806	*
Alpha U.S. Sub Fund 4 LLC	$237,000	0.22%	20,153	*
Argent LowLev Convertible Arbitrage Fund Ltd.	$3,650,000	3.30%	310,374	*
Barclays Global Investors Limited	$1,000,000	0.91%	85,034	*
B.C. McCabe Foundation	$150,000	0.14%	12,755	*
BP Amoco PLC Master Trust(4)	$418,000	0.38%	35,544	*
Citadel Equity Fund Ltd.(5)	$9,295,000	8.45%	790,391	*
Citadel Jackson Investment Fund Ltd.(5)	$1,205,000	1.10%	102,466	*
CNH CA Master Account, L.P.	$2,750,000	2.50%	233,844	*
CommerzBank Securities(6)	$5,400,000	4.90%	459,184	*
DB Equity Opportunities Master Portfolio Ltd.	$200,000	0.18%	17,007	*
Deep Rock & Co.	$1,000,000	0.91%	85,034	*
Deutsche Bank Securities Inc.(6)	$10,750,000	9.77%	914,115	*
Excelsior Master Fund L.P.	$750,000	0.68%	63,776	*
Geode US Convertible Arbitrage Fund, a Series of Geode Investors LLC	$1,000,000	0.91%	85,034	*
GLG Global Convertible Fund	$2,150,000	1.95%	182,823	*
GLG Global Convertible Units Fund	$850,000	0.77%	72,279	*
GLG Market Neutral Fund	$3,000,000	2.73%	255,102	*
Goldman, Sachs & Co.(7)	$6,390,000	5.81%	543,367	*
HFR Arbitrage Fund	$257,000	0.23%	21,854	*
Hotel Union & Hotel Industry of Hawaii Pension Plan	$149,000	0.14%	12,670	*
ING Convertible Fund	$1,475,000	1.34%	125,425	*
ING VP Convertible Fund	$25,000	0.02%	2,126	*
Intl. Truck & Engine Corp. Non Contributory Retirement Plan Trust	$675,000	0.61%	57,398	*
Intl. Truck & Engine Corp. Retirement Plan for Salaried Employee’s Trust	$1,000,000	0.91%	85,034	*
KBC Financial Products USA Inc.(6)	$250,000	0.23%	21,259	*
KeySpan Foundation	$50,000	0.05%	4,252	*
Lord Abbett Investment Trust – LA Convertible Fund	$1,150,000	1.05%	97,789	*
LYXOR	$631,000	0.57%	53,656	*
Man Convertible Bond Master Fund, Ltd.	$5,364,000	4.88%	456,122	*
National Bank of Canada(6)	$750,000	0.68%	63,776	*

Name (1):	Principal Amount of Notes Beneficially Owned and that may be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock Beneficially Owned and that may be Sold(2)	Percentage of Common Stock Outstanding(3)
National Fuel & Gas Company Retirement Plan	$200,000	0.18%	17,007	*
Otter Creek International LTD	$360,000	0.33%	30,612	*
Otter Creek Partners I, LP	$240,000	0.22%	20,408	*
Oxford, Lord Abbett & Co.	$1,875,000	1.70%	159,439	*
Pyramid Equity Strategies Fund	$50,000	0.05%	4,252	*
Sphinx Convertible Arb Fund SPC	$170,000	0.15%	14,456	*
SSI Blended Market Neutral L.P.	$297,000	0.27%	25,255	*
SSI Hedged Convertible Market Neutral L.P.	$323,000	0.29%	27,466	*
St. Albans Partners Ltd.	$6,000,000	5.45%	510,204	*
St. Thomas Trading, Ltd.(5)	$7,386,000	6.71%	628,061	*
South Dakota Retirement System	$1,500,000	1.36%	127,551	*
TAG Associates	$50,000	0.05%	4,252	*
Total Fina Elf Finance USA, Inc.	$300,000	0.27%	25,510	*
UBS AG London Branch(5)	$13,500,000	12.27%	1,147,959	1.04%
Viacom Inc. Pension Plan Master Trust	$13,000	0.01%	1,105	*
Wachovia Bank National Association	$7,500,000	6.82%	637,755	*
Wachovia Securities International LTD(6)	$2,000,000	1.82%	170,068	*
Zazove Convertible Arbitrage Fund, L.P.	$4,500,000	4.09%	382,653	*
Zazove Hedged Convertible Fund, L.P.	$1,900,000	1.73%	161,565	*
Zurich Institutional Benchmarks Master Fund Ltd.	$2,500,000	2.27%	212,585	*

*	Less than 1%.

(1)	Except as indicated in the footnotes, to our knowledge none of the selling securityholders has, or within the past three years has had, any position, office or other material relationship with us.

(2)	Assumes conversion of all of the holder’s notes at a conversion rate of 85.0340 shares of common stock per $1,000 principal amount of the notes. However, this conversion rate is subject to adjustment as described under “Description of Notes – Conversion Rights.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(3)	Calculated based on 110,321,597 shares of common stock outstanding as of June 29, 2004. In calculating this amount, we treated as outstanding that number of shares of common stock issuable upon conversion of all of a particular holder’s notes. However, we did not assume the conversion of any other holder’s notes.

(4)	BP p.l.c. is one of our five largest clients.

(5)	Affiliate of a broker-dealer, based on information provided to us by this selling securityholder.

(6)	A broker-dealer, based on information provided to us by this selling securityholder.

(7)	Goldman, Sachs & Co. was an initial purchaser of the notes on September 30, 2003 and October 10, 2003.

The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date on which the information in the above table is presented. Information about the selling securityholders may change from time to time. Any changed information with respect to which we are given notice will be set forth in prospectus supplements.

Because the selling securityholders may offer all or some of their notes or the underlying common stock from time to time, we cannot estimate the amount of the notes or underlying common stock that will be held by the selling securityholders upon the termination of any particular offering. See “Plan of Distribution.”

Beneficial ownership is determined under the rules of the SEC, and generally includes voting or investment power with respect to securities. Except as otherwise indicated above, to our knowledge, the persons and entities named in the selling securityholder table have sole voting and sole investment power with respect to all securities which they beneficially own.

Each of the selling securityholders who are affiliates of broker-dealers have informed us that they did not purchase the securities outside of the ordinary course of business or, at the time of the purchase of the securities, have any agreements or understandings, directly or indirectly, with any person to distribute the securities.

PLAN OF DISTRIBUTION

We will not receive any of the proceeds of the sale of the notes, or the common stock issued upon conversion of the notes, offered by this prospectus. The notes and the underlying common stock may be sold from time to time to purchasers:

•	directly by the selling securityholders;

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, notes or concessions or commissions from the selling securityholders or the purchasers of the notes or common stock.

The selling securityholders and any such broker-dealers or agents who participate in the distribution of the notes and the underlying common stock may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any selling securityholder that is a broker-dealer or an affiliate of a broker-dealer will be deemed to be an “underwriter” within the meaning of the Securities Act, unless such selling securityholder purchased its notes in the ordinary course of business, and at the time of its purchase of the notes to be resold, did not have any agreements or understandings, directly or indirectly, with any person to distribute the notes. As a result, any profits on the sale of the notes and the underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were to be deemed underwriters, the selling securityholders may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. Even if they are not deemed underwriters, selling securityholders may be subject to Rule 10b-5 under the Exchange Act and other statutory liabilities.

If the notes and the underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.

The notes and the underlying common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the notes or the underlying common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market in the case of the common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with sales of the notes and the underlying common stock, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and the underlying common stock in the course of hedging their positions. The selling securityholders may also sell the notes and the underlying common stock short and deliver notes and the underlying common stock to close out short positions, or loan or pledge notes and the underlying common stock to broker-dealers that in turn may sell the notes and the underlying common stock.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by the selling securityholders.

Our common stock is listed on the Nasdaq National Market under the symbol “EXLT.” We do not intend to apply for the listing of the notes on any securities exchange or for quotation through the Nasdaq National Market. Accordingly, we cannot assure that the notes will be liquid or that any trading for the notes will develop.

There can be no assurance that any selling securityholder will sell any or all of the notes and the underlying common stock pursuant to this prospectus. In addition, any notes and the underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act or another exemption from registration may be sold under Rule 144 or Rule 144A or such other exemption from registration rather than pursuant to this prospectus. In addition, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus.

The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market-making activities with respect to the particular notes and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying common stock and the ability of any person to engage in market-making activities with respect to the notes and the underlying common stock.

Any selling securityholder who is a “broker-dealer” will be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, unless such selling securityholder purchased its notes in the ordinary course of business, and at the time of its purchase of the notes to be resold, did not have any agreements or understandings, directly or indirectly, with any person to distribute the notes. To our knowledge, Deutsche Bank Securities Inc., Jefferies & Company Inc., KBC Financial Products USA Inc, and National Bank of Canada are the only selling securityholders who are registered broker-dealers and, as such, they are underwriters of the notes and the underlying common stock within the meaning of the Securities Act. Other than the performance of investment banking, advisory and other commercial services for us in the ordinary course of business from time to time by some of these broker-dealers, we do not have a material relationship with any of them and none of these broker-dealers has the right to designate or nominate a member or members of our board or directors. These securityholders purchased their notes in the open market, not directly from us, and we are not aware of any underwriting plan or agreement, underwriters’ or dealers’ compensation, or passive market-making or stabilizing transactions involving the purchase or distribution of these securities by these securityholders. To our knowledge, none of the selling securityholders who are affiliates of broker-dealers purchased the notes outside of the ordinary course of business or, at the time of the purchase of the notes, had any agreement or understanding, directly or indirectly, with any person to distribute the securities.

We are permitted to prohibit offers and sales of securities pursuant to this prospectus under certain circumstances and subject to certain conditions for a period not to exceed 30 days in any 90-day period or an aggregate of 90 days in any 12-month period. During the time periods when the use of this prospectus is suspended, each selling securityholder has agreed not to sell notes or shares of common stock issuable upon conversion of the notes. We also agreed to pay liquidated damages to certain holders of the notes and shares of common stock issuable upon conversion of the notes if the prospectus is unavailable for periods in excess of those permitted.

Pursuant to the registration rights agreement filed as an exhibit to this registration statement, we and the selling securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act or will be entitled to contribution in connection with these liabilities.

Certain persons participating in the offering may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. We make no representation or prediction as to the direction or magnitude of any effect that such transactions may have on the price of the securities. For a description of these activities, see the information under the heading “Underwriting” in the applicable prospectus supplement.

We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and the underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

FORWARD-LOOKING STATEMENTS

This prospectus (including the information incorporated herein by reference) contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. In addition, other statements we may make from time to time, such as press releases, oral statements made by Company officials and reports we file with the SEC, may also contain forward-looking statements.

These statements represent our current expectations, assumptions, estimates and projections about our company and our industry. When used in this prospectus, the words “may”, “will”, “should”, “predict”, “continue”, “plans”, “expects”, “anticipates”, “estimates”, “intends”, “believe”, “could”, and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, statements in or incorporated by reference in this prospectus under the headings “Business”, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere concerning, among other things, our anticipated performance, including revenue, margin, cash flow, balance sheet and profit expectations; development and application of our operational capabilities, including infrastructure, service center capabilities and capacity, transition and transformation of client processes to our systems, productivity improvements, and cost savings from strategic initiatives including our India operations; service volumes; duration, size, scope and revenue expectations associated with client contracts; client service results and benefits; business mix; growth in our client base and existing contracts; market opportunities; industry leadership and market share; and our accounting, including its effects and potential changes in accounting.

Actual results might differ materially from the results projected due to a number of risks and uncertainties. We are still developing our service capabilities and must continue to increase our operating scale, transition client processes on schedule and transform those processes to reduce delivery costs while meeting contractual service level commitments. We must meet performance standards and serious failures may result in financial penalties, reduction or early termination of the contract. Financial performance targets might not be achieved due to various risks including slower-than-expected process transitions or business development or higher-than-expected costs to meet service commitments or sign new contracts. Our cash consumption may exceed expected levels if profitability does not meet expectations, strategic opportunities require cash investment, or growth exceeds current expectations. Frontlog is estimated based upon various assumptions, is subject to change, and is not necessarily indicative of what new business we may sign. Client contracts may terminate early, and new business is not assured. We face increasing competition in the our business. Income tax assets will begin to reduce net income when our tax loss carryforwards are exhausted or the valuation allowance is reversed. These and other risks and uncertainties are described in this prospectus under the heading “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in our other filings made from time to time with the SEC. The cautionary statements made in this prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this prospectus. These statements are only predictions. We cannot guarantee future results, levels of activity, performance or achievements. We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. We nonetheless reserve the right to make such updates from time to time without the need for specific reference to this prospectus. No such update shall be deemed to indicate that other statements not addressed by such updates remain correct or create an obligation to provide any other updates.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC registering the securities that may be offered and sold hereunder. The registration statement, including the exhibits and schedules, contains additional relevant information about us and these securities that, as permitted by the rules and regulations of the SEC, we have not included in this prospectus. A copy of the registration statement can be obtained at the address set forth below. You should read the registration statement for further information about us and these securities.

Exult files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document Exult files at the following SEC location:

Public Reference Room

450 Fifth Street, N.W.

Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for information on the operation of the public reference room. Reports, proxy and information statements, and other information filed electronically by Exult with the SEC are available to the public at the SEC’s web site at http://www.sec.gov. However, information on the SEC’s web site does not constitute a part of this prospectus.

In addition, the common stock of Exult is quoted on the Nasdaq National Market System and similar information concerning us can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

In this document, Exult “incorporates by reference” the information we file with the SEC, which means that we can disclose important information to you by referring to that information. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. Exult incorporates by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this prospectus and until this offering is completed:

•	our annual report on Form 10-K for the year ended December 31, 2003;

•	our quarterly report on Form 10-Q for the quarterly period ended March 31, 2004;

•	our current reports on Form 8-K filed April 13, 2004, April 23, 2004 and June 18, 2004; and

•	the description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on March 21, 2000.

Nothing in this prospectus shall be deemed to incorporate information furnished but not filed with the SEC.

Each person to whom a prospectus is delivered, including beneficial owners, may obtain a copy of these filings, at no cost, by writing or calling us at the following address:

Corporate Secretary

Exult, Inc.

121 Innovation Drive

Suite 200

Irvine, California 92612

Telephone: (949) 856-8800

You should rely only on the information provided in this document or incorporated in this document by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this document is accurate as of any date other than that on the front of the document.

If at any time during the two-year period after October 10, 2003, Exult is not subject to the information requirements of Section 13 or 15(d) of the Exchange Act, we will furnish to holders of notes, holders of common stock issued upon conversion thereof and prospective purchasers thereof the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act in order to permit compliance with Rule 144A in connection with resales of such notes and common stock issued on conversion thereof.

EXPERTS

The consolidated financial statements and schedule of Exult, Inc. as of December 31, 2002 and 2003 and the years then ended, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2002 and 2003 consolidated financial statements refers to adjustments that were applied to restate the 2001 consolidated financial statements as well as certain additional disclosures in the 2001 financial statements. However, KPMG was not engaged to audit, review or apply any procedures to the 2001 consolidated financial statements and consolidated financial statement schedule of Exult, Inc. and subsidiaries other than with respect to such adjustments and disclosures.

Our financial statements as of December 31, 2001 and for each of the years in the two-year period then ended incorporated by reference in this prospectus were audited by Arthur Andersen LLP, independent auditors, as indicated in their report with respect thereto. In May 2002, we replaced Andersen with KPMG as our independent auditors for fiscal year 2002. After reasonable efforts, we have been unable to obtain Andersen’s consent to the incorporation by reference into this prospectus of Andersen’s report with respect to our consolidated financial statements as of and for the years ended December 31, 2000 and 2001. Under these circumstances, Rule 437a under the Securities Act permits us to file the registration statement of which this prospectus is a part without a written consent from Andersen. The absence of such consent may limit recovery by investors on certain claims. In particular, and without limitation, investors will not be able to assert claims against Andersen under Section 11 of the Securities Act. In addition, the ability of Andersen to satisfy any claims (including claims arising from Andersen’s provision of auditing and other services to us) may be limited as a practical matter due to Andersen being convicted of obstruction of justice and having ceased to audit publicly held companies.

LEGAL MATTERS

Gibson, Dunn & Crutcher LLP of Irvine, California has issued an opinion with respect to the validity of the securities to be offered and sold by this prospectus. If counsel for any underwriters passes on legal matters in connection with an offering of the securities described in this prospectus, we will name that counsel in the prospectus supplement relating to that offering.

$110,000,000

Exult, Inc.

2.50% Convertible Senior Notes due October 1, 2010

and

Shares of Common Stock Issuable Upon Conversion of the Notes

Prospectus

                     , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth all expenses payable by us in connection with the offering of our securities being registered hereby. All amounts are estimated except the SEC registration fee.

SEC Registration Fee	$8,899
Printing Expenses	25,000
Legal Fees and Expenses	60,000
Accounting Fees and Expenses	10,000
Blue Sky Fees	10,000
Miscellaneous	10,101

Total	$124,000

Item 15.	Indemnification of Directors and Officers.

Exult is a Delaware corporation. Section 145(a) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Further subsections of DGCL Section 145 provide that:

(1)	to the extent a present or former director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses, including attorneys’ fees, actually and reasonably incurred by such person in connection therewith;

(2)	the indemnification and advancement of expenses provided for pursuant to Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise; and

(3)	the corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145.

As used in this Item 15, the term “proceeding” means any threatened, pending, or completed action, suit, or proceeding, whether or not by or in the right of Exult, and whether civil, criminal, administrative, investigative or otherwise.

Section 145 of the Delaware General Corporation Law makes provision for the indemnification of officers and directors in terms sufficiently broad to indemnify officers and directors of Exult under certain circumstances from liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. Exult’s Certificate of Incorporation and Bylaws provide, in effect, that, to the fullest extent and under the circumstances permitted by Section 145 of the DGCL, Exult will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of Exult or is or was serving at the request of Exult as a director or officer of another corporation or enterprise. Exult has entered into indemnification agreements with its officers and directors. Exult may, in its discretion, similarly indemnify its employees and agents. Exult’s Certificate of Incorporation relieves its directors from monetary damages to Exult or its stockholders for breach of such director’s fiduciary duty as a director to the fullest extent permitted by the DGCL. Under Section 102(b)(7) of the DGCL, a corporation may relieve its directors from personal liability to such corporation or its stockholders for monetary damages for any breach of their fiduciary duty as directors except (i) for a breach of the duty of loyalty, (ii) for failure to act in good faith, (iii) for intentional misconduct or knowing violation of law, (iv) for willful or negligent violations of certain provisions in the DGCL imposing certain requirements with respect to stock repurchases, redemptions and dividends, or (v) for any transactions from which the director derived an improper personal benefit. Depending upon the character of the proceeding, under Delaware law, Exult may indemnify against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the company.

Exult currently maintains an insurance policy which, within the limits and subject to the terms and conditions thereof, covers certain expenses and liabilities that may be incurred by directors and officers in connection with proceedings that may be brought against them as a result of an act or omission committed or suffered while acting as a director or officer of Exult.

Item 16.	Exhibits and Financial Schedule.

See the Exhibit Index attached to this Registration Statement and incorporated herein by reference.

Item 17.	Undertakings.

(a) The undersigned registrants hereby undertake:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this Item 17 do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and where applicable each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934), that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California on June 30, 2004.

EXULT, INC.

By:	/s/ JAMES C. MADDEN, V
Name:	James C. Madden, V
Title:	Chief Executive Officer and Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated below and on the dates indicated.

Signature	Title	Date

* James C. Madden, V	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	June 30, 2004

* John A. Adams	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	June 30, 2004

* J. Michael Cline	Director	June 30, 2004

* Steven A. Denning	Director	June 30, 2004

* Mark F. Dzialga	Director	June 30, 2004

* Thomas J. Neff	Director	June 30, 2004

John R. Oltman	Director

* Mary Alice Taylor	Director	June 30, 2004

* Karl M. von der Heyden	Director	June 30, 2004

*By:	/S/ JAMES C. MADDEN, V
James C. Madden, V as attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description

4.1	Fourth Amended and Restated Certificate of Incorporation of Exult, Inc.(1)

4.2	Amended and Restated Bylaws of Exult, Inc.(1)

4.3	Form of Common Stock certificate.(1)

4.4	Indenture, dated as of September 30, 2003, by and between Exult, Inc. and J.P. Morgan Trust Company, National Association (as successor to Bank One Trust Company, N.A.), as Trustee (the “Indenture”) (including Form of 2.50% Convertible Senior Notes due October 1, 2010).(2)

4.5	Registration Rights Agreement, dated as of September 30, 2003, between Exult, Inc. and Goldman, Sachs & Co., Banc of America Securities LLC, and Morgan Stanley & Co. Incorporated, as Initial Purchasers.(2)

5.1	Opinion of Gibson, Dunn & Crutcher LLP.(3)

12.1	Statement of Computation of Ratios of Earnings to Fixed Charges.

23.1	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1).(3)

23.2	Independent Auditors Consent.*

23.3	The registrant was unable to obtain the consent of Arthur Andersen LLP, former independent auditors of the registrant. See the section entitled “Experts” in the prospectus.

24.1	Powers of Attorney(3)

25.1	Statement of Eligibility of Trustee on Form T-1 of J.P. Morgan Trust Company, National Association (as successor to Bank One Trust Company, N.A.)(3)

(1)	Previously filed with our Registration Statement on Form S-1, Registration No. 333-31754, and incorporated herein by reference.
(2)	Previously filed with our Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, and incorporated herein by reference.
(3)	Previously filed with this registration statement.
*	To be filed by amendment.